Exhibit 99.4

2010 Annual Report

DEAR UNITHOLDERS,

I am pleased to report that 2010 was a watershed year for our organization as we successfully transformed into a REIT (real estate investment trust) structure, establishing Brookfield Office Properties Canada (TSX: BOX.UN) as the country’s premier office property owner and providing a unique option for investors focused on top-quality Canadian commercial real estate.

We were very appreciative of the support of our shareholders as we executed the transaction in May 2010, with 99% of shareholders voting in favor. We believe the new structure supports a broadening of the investor base to retail and institutional investors and makes the entity more suitable for income investors.

Key points of the transaction as we transformed from BPO Properties Ltd. (BPP) to our current REIT structure as Brookfield Office Properties Canada (BOX) are worth pointing out:

•	BOX acquired all of BPP’s directly owned assets in Toronto, Calgary and Vancouver.BOX did not acquire the Canadian Office Fund in which BPP owns a 25% interest and certain development properties.
•
BOX acquired from Brookfield Office Properties (BPO) its interest in Bay Wellington Tower and the associated Brookfield Place retail concourse and parking operations – widely regarded as the top commercial complex in Canada.

•
Annual distribution payouts were increased 140% to $0.96 per unit from previous annual BPP dividend payouts. Subsequent to the closing of the transaction, the Board of Trustees declared a 12.5% increase to the yearly distribution per Trust unit from $0.96 to $1.08, effective with the distribution paid on February 15, 2011 to holders of Trust units of record at the close of business on January 31, 2011. All told, annualized distribution amounts increased 170% over the course of the year.

Today, we are invested in 19 prominent office properties in the downtown cores of Toronto, Calgary and Vancouver. These properties are leased to investment-grade-quality tenants, primarily in the financial services and energy sectors. Our strategy is to maintain high occupancy levels, long-term leases, and a debt structure consisting of non-recourse financing and low debt-to-fair-value ratios.

Here are a few highlights of the past year, together with our outlook and priorities for 2011.

FINANCIAL HIGHLIGHTS

(Millions, except per-unit amounts)	2010	2009

Results of Operations
Total revenue	$427.4	$372.7
Net income (loss)	329.0	(221.3)
Funds from operations	119.2	113.1
Adjusted funds from operations	82.3	85.3
Distributions	59.6	—
Per unit amounts-attributable to unitholders
Net income (loss)	$3.53	$(2.37)
Funds from operations	1.28	1.21
Adjusted funds from operations	0.88	0.92
Distributions	0.64	—

(Millions, except per-unit amounts)	2010	2009

Balance sheet data
Total assets	$4,007.2	$3,740.7
Commercial properties	3,965.0	3,673.4
Commercial property debt	1,591.8	1,596.2
Total equity	2,344.9	2,065.8
Value per Trust unit	25.16	22.17

FINANCIAL PERFORMANCE
During 2010, our first full year of reporting in International Financial Reporting Standards (IFRS), we recorded Funds from Operations (FFO) of $119.2  million, a 5% increase over 2009. Commercial property net operating income increased by 12% to $219.5 million.

Net income, which under IFRS measures changes in the fair value of an entity’s assets, was $329 million in  2010, compared to a loss of $221 million in 2009.

LEASING
Continuing to be proactive in our leasing and asset management efforts, we signed two million square feet  of leases during 2010 and finished the year with an overall occupancy of 97.1%, a high level relative to the Canadian national average of 91.2%.

The majority of our leasing, 1.1 million square feet, were  renewals with our existing tenant base. The balance was new leasing most notably at Bay Adelaide Centre,  our newly developed office tower in Toronto.

Leasing highlights for 2010 include:

•	A 15-year renewal with Canadian Natural Resources for 290,000 square feet at Bankers Hall, Calgary
•	A 16-year expansion with Suncor Energy Inc. for 184,000 square feet at Suncor Energy Centre, Calgary
•	A 10-year renewal and expansion with Westcoast Energy Inc. for 125,000 square feet at Fifth Avenue Place, Calgary
•	An 11-year renewal with HSBC Bank Canada for 109,000 square feet at HSBC Building, Toronto
•	A 15-year renewal with National Bank of Canada for 107,000 square feet at Exchange Tower, Toronto
•	A five-year renewal with Aird & Berlis for 107,000 square feet at Bay Wellington Tower, Toronto
•	A 16-year new lease with Deloitte Management Services for 99,000 square feet at Bankers Court, Calgary
•
Two leases at our newest property, Bay Adelaide Centre in Toronto: Thomson Reuters for 60,000 square feet and Gluskin Sheff for 50,000 square feet. Occupancy at Bay Adelaide Centre now stands at 88.6%.

CAPITAL INITIATIVES
We extended the maturity of the $403 million construction loan at Bay Adelaide Centre for one year.  The loan bears interest at Bankers Acceptance plus 135 basis points and matures in July 2011. This is the first extension option that the company can exercise with a second one-year option available upon maturity in July 2011. The criteria to extend the maturity to 2012 have been met as of December 2010.

We refinanced the debt on Bankers Court, our new building in Calgary. Construction financing was repaid and replaced with permanent financing totalling $48.0  million. The new loan has a 10-year term maturing November 2020, bearing interest at 4.96% per annum.

In November 2010, our parent and majority unitholder BPO reduced its stake in BOX from 90.6% to 83.3% through a secondary offering to enhance BOX’s market liquidity and to allow the entity to be more fairly valued in the marketplace. BPO continues to be a strong sponsor and provides best-in-class property management services for our office portfolio.

LEADERSHIP
Three new Trustees were elected to the Trust’s Board: Colum Bastable, Roderick D. Fraser and Paul D. McFarlane. We extend our sincere appreciation to the Honourable William G. Davis and Robert J. McGavin for their years of service as they step down from the Board.

We were pleased to name Jan Sucharda as President and Chief Operating Officer. Although I remain Chief Executive of the company, Jan has assumed oversight of our day-to-day commercial property operations.

SUSTAINABILITY
Our two newest properties – Bay Adelaide Centre in Toronto and Bankers Court in Calgary – have received LEED Gold certification from the Canadian Green Building Council. We have registered all of our existing buildings in the LEED Existing Buildings program and are anticipating certification at seven properties in 2011.

2011 OUTLOOK & PRIORITIES
The outlook for 2011 is positive as we enter our first full calendar year operating as a REIT. The latter part of 2010 saw occupancy levels improving in all three of our markets, and the core tenets of our business are strong. We have high occupancy with long-term leases in place; stable, recurring cash flows; financial flexibility; an industry-leading management platform, and strong sponsorship from our primary unitholders.

We maintain our focus on these strategic priorities as we move through 2011 – establishing our place as Canada’s pre-eminent office REIT.

We thank you for your continued support.

Sincerely,
Thomas F. Farley
Chief Executive Officer

March 7, 2011

PORTFOLIO BY CITY
Brookfield Office Properties Canada’s portfolio is comprised  of interests in 19 premier office properties totaling 14.4  million square feet, including 2.7 million square feet of parking. Landmark properties include Brookfield Place in Toronto and Bankers Hall in Calgary.

					Leasable				BOX’s
			Office	Retail	Area	Parking	Total	Ownership	Effective
	Number of	Leased	000’s	000’s	000’s	000’s	000’s	Interest	Interest
December 31, 2010	Properties	%	Sq. Ft.	Sq. Ft.	Sq. Ft.	Sq. Ft.	Sq. Ft.	%	000’s Sq. Ft.

TORONTO
Bay Wellington Tower	1	99.0%	1,298	42	1,340	—	1,340	100%	1,340
Brookfield Place Retail & Parking(1)	1	92.8%	—	53	53	690	743	56%	413
Bay Adelaide Center West Tower	1	88.6%	1,155	37	1,192	382	1,574	100%	1,574
Exchange Tower	1	92.2%	963	66	1,029	131	1,160	50%	580
Hudson’s Bay Centre	1	99.7%	536	261	797	295	1,092	100%	1,092
Queens Quay Terminal	1	98.7%	427	77	504	—	504	100%	504
105 Adelaide St. W.	1	99.5%	177	6	183	48	231	100%	231
HSBC Building	1	100.0%	188	6	194	31	225	100%	225
20-22 Front St.	1	100.0%	135	8	143	—	143	100%	143
	9	95.5%	4,879	556	5,435	1,577	7,012		6,102
CALGARY
Bankers Hall	3	99.9%	1,944	224	2,168	409	2,577	50%	1,289
Bankers Court	1	100.0%	255	6	261	62	323	50%	162
Suncor Energy Centre	2	96.3%	1,710	22	1,732	220	1,952	50%	976
Fifth Avenue Place	2	99.9%	1,430	46	1,476	206	1,682	50%	841
	8	98.4%	5,339	298	5,637	897	6,534		3,268
VANCOUVER
Royal Centre	1	97.8%	493	96	589	264	853	100%	853

Other
Merivale Place, Nepean	1	100.0%	—	3	3	—	3	100%	3
Total Portfolio	19	97.1%	10,711	953	11,664	2,738	14,402	—	10,226
(1) Brookfield Office Properties Canada owns 56% interest in the parking operations and a 50% interest in retail operations.

Management’s Discussion and Analysis of Financial Results

FORWARD-LOOKING STATEMENTS
This annual report to unitholders, particularly the “Business Environment and Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to the management of Brookfield Office Properties Canada. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “forecast,” “outlook,” “potential,” “continue,” “should,” “likely,” or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance, or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information, because they involve assumptions, known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of Brookfield Office Properties Canada to differ materially from anticipated future results, performance, or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the Trust’s properties; timely leasing of newly developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the Trust’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the Trust with the securities regulators in Canada, including the Annual Information Form under the heading “Business of Brookfield Office Properties Canada – Risks Factors.” The Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Management’s Discussion and Analysis of Financial Results
March 7, 2011

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION
Financial data included in Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2010, includes material information up to March 7, 2011. Financial data provided has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar references, unless otherwise stated, are in millions of Canadian dollars except per unit amounts. Amounts in U.S. dollars are identified as “US$.”

Pursuant to the exemptive relief granted by the Ontario Securities Commission, effective January 1, 2010, Brookfield Office Properties Canada (the “Trust” or “BOX”) has adopted IFRS as its basis of financial reporting commencing with its interim financial statements for the three and six months ended June 30, 2010, and using January 1, 2009, as its transition date. The adoption of IFRS by the Trust is one year ahead of the mandatory conversion date for Canadian public companies.

The Trust was formed in connection with the reorganization of BPO Properties Ltd. (“BPP”) on May 1, 2010, in which its directly owned office assets were transferred to the Trust. In connection with the reorganization, the Trust also acquired Brookfield Properties Corporation’s (“BPO” or “Brookfield Office Properties”) interest in Brookfield Place, which includes Bay Wellington Tower and partial interests in the retail concourse and parking operations. The transfers and acquisition of office assets were under common control before and after the reorganization; therefore, financial results of the Trust are presented on a continuity-of-interest basis. Comparatives shown in the MD&A are on the basis as if the Trust had always been in existence and represent a carve-out from the consolidated financial statements of BPP combined with the acquired interest in Brookfield Place.

The following discussion and analysis is intended to provide readers with an assessment of the performance of BOX over the past two years, as well as our financial position and future prospects. It should be read in conjunction with the consolidated annual financial statements and appended notes, which begin on page 34 of this report. In our discussion of operating performance, we refer to net operating income, funds from operations, and adjusted funds from operations on a total and per-unit basis. We define net operating income as income from property operations after operating expenses have been deducted but prior to deducting interest expense, general and administrative expenses, and fair-value gains (losses). We define funds from operations as net income prior to extraordinary items, one-time transaction costs, fair-value gains (losses), and certain other non-cash items, if any. Adjusted funds from operations is defined as funds from operations net of normalized second-generation leasing commissions and tenant improvements, normalized sustaining capital expenditures, and straight-line rental income. Net operating income is an important measure that we use to assess operating performance, and funds from operations is a widely used measure in analyzing real estate. Adjusted funds from operations is typically a measure used to assess an entity’s ability to pay distributions. We provide the components of net operating income on page 22, a reconciliation of net income to funds from operations and adjusted funds from operations on page 22, and a reconciliation of cash generated from operations to adjusted funds from operations on page 23. Net operating income, funds from operations, and adjusted funds from operations do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldofficepropertiescanada.com or at www.sedar.com.

OVERVIEW OF THE BUSINESS
The Trust invests and operates commercial office properties mainly in Toronto, Calgary, and Vancouver.

At December 31, 2010, the fair value of BOX’s total assets was $4,007.2 million. During 2010, we generated $329.0 million of net income ($3.53 per unit), $119.2 million of funds from operations ($1.28 per unit), and $82.3 million of adjusted funds from operations ($0.88 per unit).

6	Brookfield Office Properties Canada

FINANCIAL HIGHLIGHTS
BOX’s financial results are as follows:

(Millions, except per-unit amounts)	2010	2009
Results of operations
Total revenue	$427.4	$372.7
Net income (loss)	329.0	(221.3)
Funds from operations	119.2	113.1
Adjusted funds from operations	82.3	85.3
Distributions	59.6	—
Per unit amounts – attributable to unitholders
Net income (loss)	3.53	(2.37)
Funds from operations	1.28	1.21
Adjusted funds from operations	0.88	0.92
Distributions	0.64	—

(Millions, except per-unit amounts)	2010	2009
Balance sheet data
Total assets	$4,007.2	$3,740.7
Commercial properties	3,965.0	3,673.4
Commercial property debt	1,591.8	1,596.2
Total equity	2,344.9	2,065.8
Value per Trust unit	25.16	22.17

COMMERCIAL-PROPERTY OPERATIONS
Our strategy of owning premier properties in high-growth and, in many instances, supply-constrained markets with high barriers to entry, has created one of Canada’s most distinguished portfolios of office properties. Our commercial-property portfolio consists of interests in 19 properties totaling 14.4 million square feet, including 2.7 million square feet of parking. Our primary markets are the financial and energy sectors in the cities of Toronto, Calgary, and Vancouver. Our strategy is concentrating operations within a select number of Canadian gateway cities with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.

We remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing initiatives;
•	Prudent capital management, including the refinancing of mature properties; and
•	Acquiring high-quality commercial properties in our primary markets for value when opportunities arise.

The following table summarizes our commercial-property portfolio by region:

Region	Number of Properties	Total Area (000’s Sq. Ft.)	BOX’s Owned Interest (000’s Sq. Ft.)	Fair Value (Millions)	Fair Value Per Sq. Ft.	Debt (Millions)	Net Book Equity (Millions)
Eastern region	10	7,015	6,105	$2,380.1	$390	$984.3	$1,395.8
Western region	9	7,387	4,121	1,584.9	385	607.5	977.4
Total	19	14,402	10,226	$3,965.0	$388	$1,591.8	$2,373.2

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 500,000 square feet of space in the portfolio include Suncor Energy Inc., Imperial Oil, Talisman Energy, and government and related agencies. A detailed list of major tenants is included in Part IV (“Risks and Uncertainties”) of this MD&A, beginning on page 25.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall re-tenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between five and 10-year terms. As a result of this strategy, approximately 5.5% of our leases, on average, mature annually over the next four years.

Brookfield Office Properties Canada	7

Our average lease term is nine years. The following is a breakdown of lease maturities by region with associated in-place rental rates:

Total Portfolio				Toronto, Ontario			Calgary, Alberta
			Net Rent			Net Rent			Net Rent
	000's		per	000's		per	000's		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	344	2.9		243	4.5		88	1.6
2011	338	2.9	$30	133	2.4	$27	147	2.6	$36
2012	707	6.1	27	428	7.9	25	224	3.9	31
2013	1,238	10.6	30	652	12.0	30	479	8.5	32
2014	282	2.4	31	198	3.6	31	61	1.1	35
2015	1,556	13.3	30	308	5.7	28	1,173	20.8	30
2016	1,244	10.7	24	464	8.5	27	755	13.4	22
2017	394	3.4	28	303	5.6	28	46	0.8	30
2018 & beyond	5,561	47.7	32	2,706	49.8	32	2,664	47.3	34
Parking	2,738	—	—	1,577	—	—	897	—	—
Total	14,402	100.0		7,012	100.0		6,534	100.0
Average market net rent(2) (3)			$28			$30			$26

	Vancouver, B.C.			Other
			Net Rent			Net Rent
	000’s		per	000’s		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	13	2.2		—	—
2011	58	9.9	$22	—	—	$—
2012	55	9.3	22	—	—	—
2013	106	18.0	23	1	33.3	32
2014	23	3.9	26	—	—	—
2015	75	12.7	25	—	—	—
2016	25	4.2	22	—	—	—
2017	45	7.7	23	—	—	—
2018 & beyond	189	32.1	10	2	66.7	28
Parking	264	—	—	—	—	—
	853	100.0		3	100.0
Average market net rent(2)			$26			$27
(1)	Net rent at expiration of lease.
(2)
Average market rent represents management’s estimate of average rent per square foot for buildings of similar quality to our portfolio. However, it may not necessarily be representative of the specific space that is rolling in any specific year. Included on page 21 is the average leasing net rent achieved on our year-to-date leasing as compared to the average expiring net rent.

(3)	Average market rent for Toronto adjusted to reflect higher market rents at Bay Wellington Tower and Bay Adelaide Centre, which comprise 51% of BOX’s exposure in Toronto.

8	Brookfield Office Properties Canada

PERFORMANCE MEASUREMENT
The key indicators by which we measure our performance are:

•	Net operating income;
•	Funds from operations per unit;
•	Adjusted funds from operations per unit;
•	Net income per unit;
•	Overall indebtedness level;
•	Weighted-average cost of debt; and
•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cash flow is monitored and analyzed using net income, net operating income, funds from operations, and adjusted funds from operations. Although net income is calculated in accordance with IFRS, net operating income, funds from operations, and adjusted funds from operations do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other entities. We provide the components of net operating income and a full reconciliation of net income to funds from operations and adjusted funds from operations beginning on page 22 of this MD&A.

Net Operating Income
Net operating income is defined as income from property operations after operating expenses have been deducted but prior to deducting interest expense, general and administrative expenses, and fair-value gains (losses). Net operating income is used as a key indicator of performance, as it represents a measure over which management has control.

Funds from Operations
We define funds from operations as net income prior to extraordinary items, one-time transaction costs, fair value gains (losses), and certain other non-cash items, if any. Although we believe funds from operations is a widely used measure to analyze real estate, we believe that funds from operations, adjusted funds from operations, net operating income, and net income are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with IFRS. We provide a reconciliation of net income to funds from operations on page 22.

Adjusted Funds from Operations
Adjusted funds from operations is defined as funds from operations net of normalized second-generation leasing commissions and tenant improvements, normalized sustaining capital expenditures, and straight-line rental income. Adjusted funds from operations is typically a measure used to assess an entity’s ability to pay distributions. We provide a reconciliation of cash generated from operations to adjusted funds from operations on page 22.

Net Income
Net income is calculated in accordance with IFRS. Net income is used as a key indicator in assessing the profitability of the Trust.

Brookfield Office Properties Canada	9

KEY PERFORMANCE DRIVERS
In addition to monitoring and analyzing performance in terms of net income, net operating income, funds from operations, and adjusted funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;
•	Increases in rental rates as market conditions permit; and
•	Reduction in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers are:

•	The availability of equity capital at a reasonable cost;
•	The availability of debt capital at a cost and on terms conducive to our goals; and
•	The availability of new property acquisitions that fit into our strategic plan.

10	Brookfield Office Properties Canada

PART II – INTERNATIONAL FINANCIAL REPORTING STANDARDS

 IFRS 1: First-Time Adoption of IFRS

The Trust’s adoption of IFRS required the application of IFRS 1, “First-time Adoption of International Financial Reporting Standards,” which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does require certain mandatory exceptions and permits limited optional exemptions to retroactive application. The following is the optional exemption available under IFRS 1, which is significant to the Trust and which the Trust applied in preparation of its first financial statements under IFRS:

Business Combinations
IFRS 1 permits a first-time adopter to elect not to apply IFRS 3, “Business Combinations,” retrospectively to business combinations that occurred before the date of transition to IFRS. BOX made this election in order to only apply IFRS 3 to business combinations prospectively (i.e., to those that occur on or after January 1, 2009).

IFRS 1 allows for certain other optional exemptions; however, such exemptions were not deemed to be significant to the Trust in its adoption of IFRS.

The consolidated financial statements have been prepared in accordance with IFRS that were effective as at December 31, 2010.

The Trust has not included a discussion of the impact of IFRS on the financial position and results of operations compared to a previous GAAP given that June 30, 2010, was the first reporting period of the Trust.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
The conversion to IFRS from Canadian GAAP affects the way we present our financial results and the accompanying disclosures. We have evaluated the impact of the conversion on our financial reporting systems, processes, and controls and have noted that the most significant change to our internal controls and disclosure environment is the requirement to measure and report our portfolio of investment properties at fair value. This change has required the Trust to design and implement new processes and internal controls surrounding the determination of fair values, which include, but are not limited to, management’s consideration of recent and comparable transactions, discount rates, estimates of future rental rates and leasing activities, and future capital expenditures, as well as, where appropriate, engaging external specialists to assist with the evaluation of fair value.

Brookfield Office Properties Canada	11

PART III – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE
Our total asset carrying value was $4,007.2 million at December 31, 2010 (compared to $3,740.7 million on December 31, 2009). The following is a summary of our assets:

(Millions)	2010	2009
Non-current assets
Commercial properties	$3,965.0	$3,673.4

Current assets
Tenant receivables and other assets	21.8	29.4
Cash and cash equivalents	20.4	37.9
	42.2	67.3
Total	$4,007.2	$3,740.7

COMMERCIAL PROPERTIES
Commercial properties comprise our direct interests in wholly owned properties and our proportionate share in jointly controlled properties.

The fair value of our commercial properties was $3,965.0 million as at December 31, 2010 (compared to $3,673.4 million on December 31, 2009). The increase in value of commercial properties is primarily attributable to increases at Bay Adelaide Centre West Tower and Bay Wellington Tower in Toronto and Suncor Energy Centre and Bankers Hall in Calgary during the year ended December 31, 2010.

A breakdown of our commercial properties is as follows:

			BOX’s	Fair Value	Fair Value
	Number of	Total Area	Owned Interest	2010	2009
	Properties	(000's Sq. Ft.)	(000's Sq. Ft.)	(Millions)	(Millions)
Eastern region	10	7,015	6,105	$2,380.1	$2,181.0
Western region	9	7,387	4,121	1,584.9	1,492.4
Total commercial properties	19	14,402	10,226	$3,965.0	$3,673.4
Fair value per Sq. ft.				$388	$359

The key valuation metrics for our commercial properties are as follows:

	2010				2009
	Value psf	Discount Rate	Terminal Cap Rate	Hold Period (yrs)	Value psf	Discount Rate	Terminal Cap Rate	Hold Period (yrs)
Eastern region	$390	6.7%	6.2%	12	$357	7.2%	6.5%	10
Western region	385	7.0%	6.4%	10	362	7.6%	6.8%	10
Average	$388	6.9%	6.3%	11	$359	7.3%	6.6%	10

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital allowance, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Capital expenditures for tenant improvements that enhance the value of our properties and leasing commissions are capitalized in the year incurred. For the year ended December 31, 2010, such expenditures totaled $31.9 million (compared to $24.5 million in 2009). The increase is primarily related to tenant installation costs incurred on the lease-up of space at Bay Wellington Tower, Bay Adelaide Centre West Tower, Suncor Energy Centre, and Fifth Avenue Place.

We also invest in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the year ended December 31, 2010, totaled $12.6 million (compared to $15.8 million in 2009). These expenditures exclude repairs and maintenance costs. Fluctuations in our capital expenditures vary period over period based on required and planned expenditures on our properties. Capital expenditures include non-sustainable capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and sustainable expenditures, which are those required in order to sustain the properties at their original state and represent expenditures required to ensure that the properties can continue with their normal operations. For the year ended December 31, 2010, non-sustainable capital expenditures primarily consist of washroom upgrades and fire alarm system upgrades at various properties. Capital expenditures are recoverable in some cases through contractual tenant cost-recovery payments. During the year ended December 31, 2010, $7.3 million of our total capital expenditures were recoverable, compared with $8.6 million during the prior year.

12	Brookfield Office Properties Canada

The following table summarizes the second generation leasing commissions, sustainable capital expenditures, and tenant improvements recorded on our commercial properties during the year ended December 31, 2010, as well as the normalized level of activities. The normalized activities are used in calculating adjusted funds from operations and they are estimated based on historical spend levels as well as anticipated spend levels over the next few years. Second generation leasing commissions and tenant improvements vary with the timing of renewals, vacancies, and tenant mix. These costs historically have been lower for renewals of existing tenants compared to new tenants. Refer to the reconciliation of funds from operations to adjusted funds from operations on page 22.

		Normalized activities
(Millions)	2010	2010
Second-generation leasing commissions and tenant improvements	$23.4	$14.0
Sustainable capital expenditures	4.5	3.2
Total	$27.9	$17.2

The following table summarizes the changes in value of our commercial properties during the year ended December 31, 2010:

(Millions)	2010
Beginning of year	$3,673.4
Additions:
Capital expenditures	32.0
Leasing commissions	12.5
Fair value gains	214.7
Other changes	32.4
End of year	$3,965.0

TENANT RECEIVABLES AND OTHER ASSETS
Tenant receivables and other assets decreased to $21.8 million on December 31, 2010, from $29.4 million at December 31, 2009. The decrease is primarily due to the repayment of collateral held against letters of credit previously issued with respect to Bay Adelaide Centre West Tower.

The components of tenant receivables and other assets are as follows:

(Millions)	2010	2009
Tenant and other receivables	$15.4	$14.1
Prepaid expenses and other assets	5.6	14.5
Restricted cash	0.8	0.8
Total	$21.8	$29.4

CASH AND CASH EQUIVALENTS
We endeavor to maintain high levels of liquidity to ensure that we can meet distribution requirements and react quickly to potential investment opportunities. At December 31, 2010, cash balances were $20.4 million, compared to $37.9 million at December 31, 2009.

Brookfield Office Properties Canada	13

LIABILITIES AND EQUITY
Our asset base of $4,007.2 million is financed with a combination of debt and equity. The components of our liabilities and equity are as follows:

(Millions)	2010	2009
Liabilities
Non-current liabilities
Commercial property debt	$1,066.4	$1,142.1

Current liabilities
Commercial property debt	525.4	454.1
Accounts payable and other liabilities	70.5	78.7
	1,662.3	1,674.9

Equity
Trust units	550.2	422.6
Retained earnings	93.9	27.6
Unitholders’ equity	644.1	450.2
Non-controlling interest	1,700.8	1,615.6
	2,344.9	2,065.8
Total liabilities and equity	$4,007.2	$3,740.7

COMMERCIAL PROPERTY DEBT
Commercial property debt (current and non-current) totaled $1,591.8 million at December 31, 2010 (compared to $1,596.2 million at December 31, 2009). Commercial property debt at December 31, 2010 had a weighted-average interest rate of 5.4%. Debt on our commercial properties are non-recourse, with the exception of Hudson’s Bay Centre, Bay Adelaide Centre West Tower and Suncor Energy Centre which have limited recourse to the Trust’s parent, BPP, thereby reducing overall financial risk to the Trust.

We attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. At December 31, 2010, the average term to maturity of our commercial property debt was three years, compared to our average lease term of nine years. The lower average term to maturity on our debt is largely a result of short-term construction financing on Bay Adelaide Centre West Tower. Upon refinancing this floating-rate debt with long-term debt, the debt maturity profile will better match the average lease term of our properties.

The details of commercial property debt at December 31, 2010 are as follows:

		Interest	Maturity	BOX’s Share
Commercial Property	Location	Rate %	Date	(Millions)	Mortgage Details
Queen's Quay Terminal	Toronto	7.3	March 2011	$31.9	Non-recourse - fixed rate
Bay Adelaide Centre West Tower(1)	Toronto	2.6	July 2011	402.5	Limited recourse - floating rate
Fifth Avenue Place	Calgary	7.6	August 2011	67.3	Non-recourse - fixed rate
Exchange Tower	Toronto	6.8	April 2012	57.6	Non-recourse - fixed rate
Royal Centre	Vancouver	5.0	May 2012	115.4	Non-recourse - fixed rate
HSBC Building	Toronto	8.2	October 2012	21.3	Non-recourse - fixed rate
105 Adelaide	Toronto	5.3	February 2013	21.8	Non-recourse - fixed rate
Bay Wellington Tower	Toronto	6.4	April 2013	260.5	Non-recourse - fixed rate
Bay Wellington Tower	Toronto	6.8	April 2013	62.7	Non-recourse - fixed rate
Hudson's Bay Centre(2)	Toronto	5.2	May 2013	108.7	Limited recourse - fixed rate
Bankers Hall	Calgary	6.7	November 2013	10.6	Non-recourse - fixed rate
Bankers Hall	Calgary	7.2	November 2013	154.4	Non-recourse - fixed rate
Suncor Energy Centre(3)	Calgary	6.4	June 2014	214.3	Limited recourse - fixed rate
22 Front St.	Toronto	6.2	October 2020	19.2	Non-recourse - fixed rate
Bankers Court	Calgary	5.0	November 2020	47.9	Non-recourse - fixed rate
Debt before deferred financing costs		5.4		1,596.1
Deferred financing costs				(4.3)
Total				$1,591.8
(1)
This loan has limited recourse to the Trust’s parent, BPP, for up to $60.0 million. A one-year extension option is available at maturity in July 2011. The criteria have been met to extend the second maturity to 2012 as of December 31, 2010.

(2)
This loan has limited recourse to the Trust’s parent, BPP, for up to $15.0 million. A two-year extension option that extends the maturity to May 2015 is  available to the Trust provided that certain debt service and loan-to-value thresholds are met.

(3)	This loan includes a $34.1 million unsecured loan payable to the property’s joint venture partner.

14	Brookfield Office Properties Canada

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-Average
	Scheduled			Interest Rate (%) at
(Millions, except interest data)	Amortization	Maturities	Total	Dec. 31, 2010
2011(1)	$25.6	$499.8	$525.4	3.5%
2012	22.6	185.7	208.3	5.9%
2013	10.7	584.1	594.8	6.4%
2014	3.9	198.6	202.5	6.4%
2015	1.8	—	1.8	—%
2016 and thereafter	9.6	49.4	59.0	5.3%
Total	$74.2	$1,517.6	$1,591.8	5.4%
(1) Includes maturity of $402.5 million related to Bay Adelaide Centre West Tower, which has a one-year extension option available at maturity in July 2011. The criteria has been met to extend the maturity to 2012 as of December 31, 2010.

CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years and beyond:

	Payments Due By Period
(Millions)	Total	1 year	2-3 years	4 – 5 Years	After 5 Years
Commercial property debt	$1,591.8	$525.4	$803.1	$204.3	$59.0
Interest expense – commercial property debt(1)	198.3	71.3	100.1	12.8	14.1
Minimum rental payments - ground leases(2)	340.0	3.7	7.4	7.5	321.4
	$2,130.1	$600.4	$910.6	$224.6	$394.5
(1)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based at current interest rates.
(2)	Represents minimum rental payments, on an undiscounted basis, on land leases or other agreements.

CREDIT RATINGS
We are currently rated by one credit rating agency, Dominion Bond Rating Service Inc. (“DBRS”). We are committed to arranging our affairs to maintain this rating and improve further over time.

Our credit rating at December 31, 2010, and at the date of this report was:

DBRS
Issuer Rating	BBB(stable)

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings presented are not recommendations to purchase, hold or sell our trust units, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period or that any rating will not be revised or withdrawn entirely by the rating agency in the future if, in its judgment, circumstances so warrant.

CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS
We may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees, and contingencies can be found in Note 15 of the consolidated financial statements.

INCOME TAXES
The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder and no current and deferred tax provisions are required on the Trust’s income.

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $70.5 million at December 31, 2010 (compared to $78.7 million on December 31, 2009). The decrease is primarily related to payment of accrued development management fees related to Bay Adelaide Centre West Tower.

A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	2010	2009
Accounts payable and accrued liabilities	$60.8	$69.0
Accrued interest	9.7	9.7
Total	$70.5	$78.7

Brookfield Office Properties Canada	15

EQUITY
The components of equity are as follows:

(Millions)	2010	2009
Trust units	$550.2	$422.6
Retained earnings	93.9	27.6
Unitholders’ equity	644.1	450.2
Non-controlling interest	1,700.8	1,615.6
Total	$2,344.9	$2,065.8

The following table summarizes the changes in the units outstanding during the year ended December 31, 2010(1):

	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	20,297,801	72,883,405
Units issued pursuant to Distribution Reinvestment Plan	2,419	―
Units issued through the conversion of Class B LP units	5,795,383	(5,795,383)
Total units outstanding on December 31, 2010	26,095,603	67,088,022
(1) Actual units were issued on May 1, 2010, as part of the formation of BOX

On November 30, 2010, 5,795,383 Class B LP Units were exchanged for Trust Units, resulting in an increase to Trust units of $127.5 million, an increase to retained earnings of $4.8 million and a decrease in non-controlling interest of $132.3 million.

Trust Units
Each Trust Unit is transferable and represents an equal, undivided, beneficial interest in BOX and any distributions, whether of net income, net realized capital gains, or other amounts, and in the event of the termination or winding-up of the Trust, in the Trust’s net assets remaining after satisfaction of all liabilities. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit entitles the holder thereof to one vote at all meetings of unitholders or in respect of any written resolution of unitholders. The Trust Units have no conversion, retraction or redemption rights.

Special Voting Units
Special Voting Units are only issued in tandem with Class B limited partnership units (“Class B LP Units”) of Brookfield Properties Office Canada LP (“BOPC LP”)  and are not transferable separately from the Class B LP Units to which they relate and upon any transfer of Class B LP Units, such Special Voting Units will automatically be transferred to the transferee of the Class B LP Units. As Class B LP Units are exchanged for Trust Units or purchased for cancellation, the corresponding Special Voting Units will be cancelled for no consideration.

Each Special Voting Unit entitles the holder thereof to one vote at all meetings of unitholders or in respect of any resolution in writing of unitholders. Except for the right to attend and vote at meetings of the unitholders or in respect of written resolutions of the unitholders, special voting units do not confer upon the holders thereof any other rights. A Special Voting Unit does not entitle its holder to any economic interest in BOX, or to any interest or share in BOX, or any distributions (whether of net income, net realized capital gains or other amounts) or in any net assets in the event of termination or winding-up.

Non-controlling interest
The Trust classifies the outstanding Class B LP Units as non-controlling interest for financial statement purposes in accordance with IFRS. The Class B LP Units are exchangeable on a one-for-one basis (subject to customary anti-dilution provisions) for Trust Units at the option of the holder. Each Class B LP Unit is accompanied by a Special Voting Unit which entitles the holder thereof to receive notice of, to attend and to vote at all meetings of unitholders of BOX. The holders of Class B LP Units are entitled to receive distributions when declared by BOPC LP equal to the per-unit amount of distributions payable to each holder of Trust Units. However, the Class B LP Units have limited voting rights over BOPC LP.

The following table presents distributions declared to Trust unitholders and non-controlling interest for the year ended December 31, 2010(1):

(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash	$11.8	$40.3
Payable as of December 31	2.1	5.4
Total	13.9	45.7
Per unit	$0.64	$0.64
(1) Represents eight months of distributions in the year, as the Trust was formed on May 1, 2010 – See Note 2 of the consolidated financial statements

16	Brookfield Office Properties Canada

The Trust determines annual distributions to unitholders by looking at forward-looking cash flow information, including forecasts and budgets and the future business prospects of the Trust. The Trust does not consider periodic cash flow fluctuations resulting from items such as the timing of property operating costs, property tax installments, or semi-annual debenture and mortgage payable interest payments in determining the level of distributions to unitholders. To determine the level of cash distributions made to unitholders, the Trust considers the impact of, among other items, the future growth in the income-producing portfolio, future acquisitions, and leasing related to the income-producing portfolio. Annual distributions to unitholders are expected to continue to be funded by cash flows generated from BOX’s portfolio.

CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted-average cost of capital, in order to enhance returns for unitholders. Our principal liquidity needs for the next twelve months are to:
•	fund recurring expenses;
•	meet debt service requirements;
•	make distributions;
•	fund those capital expenditures deemed mandatory, including tenant improvements; and
•	fund investing activities, which could include:
▪	discretionary capital expenditures; and
▪	property acquisitions.

We believe that our liquidity needs will be satisfied using cash on hand and cash flows generated from operating and financing activities. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our credit facilities and refinancings (including upward refinancings) of maturing indebtedness are our principal sources of capital used to pay operating expenses, distributions, debt service, capital expenditures, and leasing costs in our commercial-property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and by controlling operating expenses. We believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds for our short-term liquidity needs and to fund anticipated ongoing distributions. However, material changes in these factors may adversely affect our net cash flows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, unit distributions, and capital expenditures. We plan to meet these needs with one or more of the following:

•	cash flow from operations; and
•	refinancing opportunities.

Our commercial-property debt is primarily fixed-rate and non-recourse to the Trust. These investment-grade financings are typically structured on a loan-to-appraised-value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit-quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property and enhances equity returns.

Most of our borrowings are in the form of long-term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment-grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle. This enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

To help ensure we are able to react to investment opportunities quickly and on a value basis, we attempt to maintain a high level of liquidity. Our primary sources of liquidity consist of cash and cash equivalents. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations, or refinancings.

At December 31, 2010, we had approximately $20.4 million of liquidity consisting of cash on hand.

Brookfield Office Properties Canada	17

Cost of Capital
We continually strive to reduce our weighted-average cost of capital and improve unitholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

As of December 31, 2010, our weighted-average cost of capital, assuming a 9.0% return on equity, was 7.4%, compared to 7.3% on December 31, 2009. Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing that can be placed on our assets, which is a function of the high-quality nature of both the assets and the tenant base that comprises our portfolio.

The following schedule details the capitalization of the Trust and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions, except cost of capital data)	Dec. 31, 2010	Dec. 31, 2009(4)	Dec. 31, 2010	Dec. 31, 2009(4)
Liabilities
Commercial property debt	5.4%	5.2%	$1,591.8	$1,596.2
Unitholders’ equity
Trust units(3)	9.0%	9.0%	565.1	411.1
Other equity
Non-controlling interest(3)	9.0%	9.0%	1,452.7	1,476.2
Total	7.4%	7.3%	$3,609.6	$3,483.5
(1)	Total weighted-average cost of capital is calculated on the weighted average of underlying value.
(2)
Underlying value of liabilities presents the cost to retire debt on maturity. Underlying value of unitholders’ equity and other equity is based on the closing unit price of BOX as at December 31, 2010.

(3)	Assumes a 9.0% return on equity.
(4)
Cost of capital and underlying value of liabilities as at December 31, 2009, presented as if the Trust had always been in existence. It represents a carve-out from the consolidated financial statements of BPP combined with the acquired interest in the Brookfield Place Interest. Underlying value of unitholders’ equity and other equity is based on the closing unit price of BOX on its first trading day.

18	Brookfield Office Properties Canada

OPERATING RESULTS
Set out below is a summary of the various components of our income statement results. Discussion of each of these components is provided on the following pages.

(Millions, except per unit amounts)	2010	2009
Commercial property operations
Revenue	$426.4	$371.2
Operating expenses	206.9	174.8
	219.5	196.4
Investment and other income	1.0	1.5
	220.5	197.9
Expenses
Interest	86.2	69.6
General and administrative	15.1	15.2
Transaction costs	4.9	2.4
Income before fair value gains (losses)	114.3	110.7
Fair value gains (losses)	214.7	(332.0)
Net income (loss)	$329.0	$(221.3)
Net income (loss) attributable to:
Unitholders	73.4	(48.2)
Non-controlling interest	255.6	(173.1)
	329.0	(221.3)
Net income (loss) per Trust unit	$3.53	$(2.37)

REVENUE
Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent, and additional rent from the recovery of operating costs and property taxes. Revenue from commercial properties totaled $426.4 million for the year ended December 31, 2010 (compared to $371.2 million in 2009). The increase is primarily due to the transition of Bankers Court and Bay Adelaide Centre West Tower from development to income-producing properties during the third quarter of 2009 and the continued growth in same property revenues.

The components of revenue are as follows:

(Millions)	2010	2009
Commercial property revenue	426.4	371.2
Investment and other income	1.0	1.5
Total	$427.4	$372.7

NET OPERATING INCOME
Our commercial property net operating income for the year ended December 31, 2010, was $219.5 million (compared to $196.4 million in 2009). The increase is primarily due to the transition of Bankers Court and Bay Adelaide Centre West Tower from development to income producing properties during the third quarter of 2009 and the continued growth in same property net operating income.

The components of commercial property net operating income from operations are as follows:

(Millions)	2010	2009
Revenue from commercial property operations	$426.4	$371.2
Operating expenses	206.9	174.8
Total	$219.5	$196.4

(Millions)	2010	2009
Net operating income – same property	$186.5	$184.9
Net operating income – development transferred to commercial property	28.3	6.6
Non-recurring lease termination and other income	4.7	4.9
Total	$219.5	$196.4

Brookfield Office Properties Canada	19

Our strategy of owning premier properties in high-growth, and in many instances supply-constrained markets with high barriers to entry, along with our focus on executing long-term leases with strong credit-rated tenants, has created one of Canada’s most distinguished portfolios of office properties. In the past, this strategy has reduced our exposure to the cyclical nature of the real estate business. In 2010, we continued to reduce our lease expiry profile. We feel confident with our current rollover risk exposure and are focused on working towards renewals on expiries in the upcoming months, as well as continuing to manage our rollover exposure in the future years.

Our leases generally have clauses that provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit-quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the year ended December 31, 2010, we recognized $19.7 million of straight-line rental revenue (compared to $10.6 million in 2009). The increase over the prior year is primarily due to the incentives provided to the first generation tenants at Bay Adelaide Centre West Tower in Toronto and a second-generation tenant at Suncor Energy Centre in Calgary.

Commercial property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning, and other property-related expenses, were $206.9 million for the year ended December 31, 2010 (compared to $174.8 million in 2009). The increase was the result of transitioning Bankers Court and Bay Adelaide Centre West Tower from development to income-producing properties during the third quarter of 2009.

Substantially all of our leases are net leases, in which the lessee is required to pay its proportionate share of the property’s operating expenses such as utilities, repairs, insurance, and taxes. Consequently, leasing activity is the principal contributor to the change in same-property net operating income. Our total portfolio occupancy rate increased to 97.1% at December 31, 2010, compared to 96.5% at December 31, 2009. At December 31, 2010, average in-place net rent throughout the portfolio was $27 per square foot, compared with an average market rent of $28 per square foot.

The following table shows the average lease term, in-place rents, and estimated current market rents for similar space in each of our markets as of December 31, 2010:

		Avg.	Avg. In-Place	Avg. Market
	Total Area	Lease Term	Net Rent	Net Rent
Region	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
Toronto, Ontario(1)	7,012	7.5	28	30
Calgary, Alberta	6,534	9.9	26	26
Vancouver, B.C.	853	8.4	18	26
Other	3	5.6	29	27
Total	14,402	8.7	27	28
(1) Adjusted to reflect higher market rents achieved at Bay Wellington Tower and Bay Adelaide Centre, which comprise 51% of BOX’s exposure in Toronto.

A summary of current and historical occupancy levels at December 31 for the past two years is as follows:

	2010		2009
	Total	%	Total	%
(000’s Sq. Ft., except % leased data)	Sq. Ft.	Leased	Sq. Ft.	Leased
Toronto, Ontario(1)	7,012	95.5	7,012	93.3
Calgary, Alberta	6,534	98.4	6,534	99.8
Vancouver, B.C.	853	97.8	853	94.1
Other	3	100.0	3	100.0
Total	14,402	97.1	14,402	96.5
(1) Includes Bay Wellington Tower and Brookfield Place Retail and Parking as at December 31, 2010, and December 31, 2009.

During 2010, we leased 1,952,000 square feet of space, which included 857,000 square feet of new leasing and 1,095,000 square feet of renewals, compared to expiries of 527,000 square feet and accelerated expiries of 1,366,000 square feet. The average leasing net rent was $31 per square foot, which is an increase of 6.9% over the average expiring net rent of $29 per square foot.

20	Brookfield Office Properties Canada

The details of our leasing activity for the year ended December 31, 2010, are as follows:

	Dec. 31, 2009		Activities during the year ended Dec. 31, 2010						Dec. 31, 2010
	Total			Average		Year One(1)	Average(2)		Total
	Leasable			Expiring		Leasing	Leasing	Acq.	Leasable
(000's Sq. Ft.)	Area	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	(Disp.)	Area	Leased
Toronto, Ontario	5,435	5,076	(911)	$31	1,027	$32	$34	—	5,435	5,192
Calgary, Alberta	5,637	5,628	(931)	29	853	25	28	—	5,637	5,550
Vancouver, B.C.	589	554	(51)	25	72	26	27	—	589	575
Other	3	3	—	—	—	—	—	—	3	3
Total Leasing	11,664	11,261	(1,893)	$29	1,952	$29	$31	—	11,664	11,320
(1) Represents net rent in the first year.
(2) Represents average net rent over lease term.

INVESTMENT AND OTHER INCOME
Investment and other income totaled $1.0 million in 2010 (compared to $1.5 million in 2009). The decrease primarily relates to a decrease in interest income due to the repayment of the loans receivable during 2009.

INTEREST EXPENSE
Interest expense totaled $86.2 million in 2010 (compared to $69.6 million in 2009). The increase for the year ended December 31, 2010, is due to the reduction in capitalized interest with the transition of Bankers Court and Bay Adelaide Centre West Tower from development to commercial property during the third quarter in 2009, coupled with the increase in debt service with the up-financing that occurred during the second quarter of 2009 at Suncor Energy Centre.

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses were $15.1 million in 2010 (compared to $15.2 million in 2009).

TRANSACTION COSTS
Transaction costs were $4.9 million in 2010 (compared to $2.4 million in 2009). The increase is due to one-time professional fees incurred related to consulting and legal services in connection with the reorganization of certain assets of BPP into BOX.

INCOME TAX EXPENSE
The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. No current and deferred tax provisions are required on the Trust’s income.

FAIR VALUE GAINS (LOSSES)
As part of the adoption of IFRS in 2010, we elected an accounting policy whereby investment property is recorded at fair value. Any changes in fair value, period over period, are recognized as fair value gains (losses) in the statements of income. During the year ended December 31, 2010, the Trust recognized fair value gains of $214.7 million (compared to a loss of $332.0 million in 2009). Fair value adjustments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing and timing, discount rates, and terminal capitalization rates.

Brookfield Office Properties Canada	21

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(Millions, except per unit amounts)	2010	2009
Net income (loss)	$329.0	$(221.3)
Add (deduct):
Fair value (gains) losses	(214.7)	332.0
Transaction costs	4.9	2.4
Funds from operations	$119.2	$113.1
Funds from operations – unitholders	26.6	24.7
Funds from operations – non-controlling interest	92.6	88.4
	119.2	113.1
Weighted-average Trust units outstanding	20.8	20.3
Funds from operations per Trust unit	$1.28	$1.21

Funds from operations was $1.28 per unit during the year ended December 31, 2010 (compared to $1.20 per unit in 2009).

RECONCILIATION OF FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS

(Millions, except per unit amounts)	2010	2009
Funds from operations
Deduct:	$119.2	$113.1
Normalized second-generation leasing commissions and tenant improvements(1)	(14.0)	(14.0)
Straight-line rental income	(19.7)	(10.6)
Normalized sustaining capital expenditures(1)	(3.2)	(3.2)
Adjusted funds from operations	$82.3	$85.3
Adjusted funds from operations – unitholders	18.3	18.6
Adjusted funds from operations – non-controlling interest	64.0	66.7
	82.3	85.3
Weighted-average Trust units outstanding	20.8	20.3
Adjusted funds from operations per Trust unit	$0.88	$0.92
Trust unit distributions declared(2)	0.96	—
Distribution ratio	109%	—
(1)
As the components used in calculating AFFO vary period to period, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Sustaining capital expenditures relate to capital items that are not considered to add productive capacity.

(2)	Distributions are annualized.

Adjusted funds from operations totaled $0.88 per unit during the year ended December 31, 2010 (compared to $0.92 per unit in 2009).

Adjusted funds from operations is calculated by adjusting funds from operations for straight-line rental income, normalized second-generation leasing commissions and tenant improvements, and sustaining capital expenditures for maintaining the infrastructure and current rental revenues of our properties. There is no standard, industry defined measure of adjusted funds from operations; therefore, our methodology of calculating adjusted funds from operations will differ from other entities and may not be comparable to similar measures presented by other entities.

22	Brookfield Office Properties Canada

RECONCILIATION OF CASH FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS

(Millions)	2010	2009
Cash generated from operating activities
Add (deduct):	$62.2	$89.0
Working capital and other	14.8	5.0
Initial direct leasing costs	20.1	8.4
Amortization of deferred financing costs	(2.5)	(2.3)
Transaction costs	4.9	2.4
Normalized second-generation leasing commissions and tenant improvements	(14.0)	(14.0)
Normalized sustaining capital expenditures	(3.2)	(3.2)
Adjusted funds from operations	$82.3	$85.3

Brookfield Office Properties Canada	23

QUARTERLY RESULTS

The 2010 and 2009 results by quarter are as follows:

	2010				2009
(Millions, except per unit amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$109.4	$111.2	$104.3	$102.5	$111.9	$86.5	$85.9	$88.4
Net operating income	52.7	60.4	55.0	52.4	57.5	48.5	45.5	46.5
Interest	22.0	21.7	21.3	21.2	21.5	17.7	15.8	14.6
Funds from operations	27.0	34.9	29.9	27.4	32.2	27.0	25.9	28.0
Adjusted funds from operations	18.5	27.0	20.5	16.3	17.4	21.9	21.6	24.4
Net income (loss)	234.4	39.0	12.0	43.6	(44.1)	(120.1)	(52.8)	(4.3)
Net income (loss) per Trust unit	$2.51	$0.42	$0.13	$0.47	$(0.47)	$(1.29)	$(0.57)	$(0.04)

24	Brookfield Office Properties Canada

PART IV – RISKS AND UNCERTAINTIES

BOX’s financial results are affected by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate, as well as macroeconomic factors such as economic growth, inflation, interest rates, regulatory requirements and initiatives, and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets that generate sustainable streams of cash flow. Although high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more ensured over the long term and, as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the Trust against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of the business environment and risks is contained in our Annual Information Form, which is posted on our Web site at www.brookfieldofficepropertiescanada.com or at www.sedar.com.

PROPERTY-RELATED RISKS
Our strategy is to invest in high-quality core office properties as defined by the physical characteristics of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment-grade credit ratings – see “Credit Risk” below) that these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office-property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space, and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs, and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our core office properties are subject to mortgages that require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners and managers of premier office properties, lease rollovers also present a risk factor, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” on page 26 of this MD&A for further details.

INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will most effectively manage interest rate risk.

As outlined under “Capital Resources and Liquidity,” on page 17 of this MD&A, we have an ongoing need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

Approximately 25.3% of our outstanding commercial property debt at December 31, 2010 is floating-rate debt (December 31, 2009 – 27.0%) and subject to fluctuations in interest rates. The effect of a 100-basis point increase in interest rates on interest expense relating to our floating-rate debt, all else being equal, is an increase in interest expense of $4.0 million on an annual basis or approximately $0.04 per unit. The analysis does not reflect the impact a changing interest rate environment could have on our overall performance and, as a result, it does not reflect the actions management may take in such an environment.

We currently have a level of indebtedness for the Trust of 40.1% of the fair market value of our properties based on the December 31, 2010 IFRS commercial property valuations. This level of indebtedness is considered by the Trust to be conservative and, based on this, the Trust believes that all debts will be financed or refinanced as they come due in the foreseeable future.

CREDIT RISK
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no single tenant represents more than 10.3% of total leasable area and 4.4% of commercial property revenue.

Brookfield Office Properties Canada	25

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment-grade credit ratings. Additional discussion of this strategy is included on page 7 of this MD&A.

The following list shows our top 20 largest tenants by leasable area in our portfolio and their respective lease commitments:

				000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	2011	2012	2013	2014	2015	Beyond	Year of Expiry	Total	% of Sq. Ft.(2)
1	Suncor Energy, Inc.	Calgary	BBB+						1,199	2028	1,199	10.3%
2	Imperial Oil	Calgary	AAA						717	2016	717	6.1%
3	Talisman Energy	Calgary	BBB					539		2015	539	4.6%
4	Government and related agencies	Toronto, Calgary	AAA			214	27		260	Various	501	4.3%
5	RBC Financial Group	Toronto, Calgary, Vancouver	AA-	15		58		12	412	Various	497	4.3%
6	Canadian Natural Resources	Calgary	BBB	11					290	2011/2026	301	2.6%
7	KPMG Management Services LP	Toronto	Not Rated						297	2025	297	2.5%
8	CIBC	Toronto, Calgary	A+						288	Various	288	2.5%
9	Enbridge Inc.	Calgary	A-			255			255	2013	255	2.2%
10	EnCana Corporation	Calgary	BBB+					241		2015	241	2.0%
11	Deloitte & Touche	Toronto, Calgary	Not Rated			98			122	Various	220	1.9%
12	The Bay	Toronto	Not Rated						209	2019/2020	209	1.8%
13	Goodmans LLP	Toronto	Not Rated						182	2026	182	1.6%
14	Fasken Martineau	Toronto	Not Rated						165	2030	165	1.4%
15	Westcoast Energy	Calgary, Vancouver	BBB+					40	125	2015/2022	165	1.4%
16	Bennett Jones	Calgary	Not Rated					161		2015	161	1.4%
17	Heenan Blaikie Management Ltd.	Toronto, Calgary	Not Rated	23					130	2011/2024	153	1.3%
18	Lombard Insurance	Toronto	A-		134	10				2012/2013	144	1.2%
19	Crescent Point Resources	Calgary	Not Rated						140	2020	140	1.2%
20	Macquarie North America	Toronto, Calgary	A-				37		102	Various	139	1.2%
	Total			49	134	635	64	993	4,638		6,513	55.8%
	Total %			0.8%	2.1%	9.7%	1.0%	15.2%	71.2%		100.0%
(1) From Standard & Poor’s, Moody’s, or Dominion Bond Rating Service.
(2) Prior to considering partnership interests in partially owned properties; excludes parking.

LEASE ROLLOVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease-expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. Approximately 5.5% of our leases mature annually over the next four years (the majority of which is in 2013). Our portfolio has a weighted-average lease life of nine years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our portfolio at December 31, 2010:

	Currently								2018
(000’s Sq. Ft.)	Available	2011	2012	2013	2014	2015	2016	2017	& Beyond	Leasable	Parking	Total

Toronto, Ontario	243	133	428	652	198	308	464	303	2,706	5,435	1,577	7,012
Calgary, Alberta	88	147	224	479	61	1,173	755	46	2,664	5,637	897	6,534
Vancouver, B.C.	13	58	55	106	23	75	25	45	189	589	264	853
Other	—	—	—	1	—	—	—	—	2	3	—	3
Total	344	338	707	1,238	282	1,556	1,244	394	5,561	11,664	2,738	14,402
% of total	2.9%	2.9%	6.1%	10.6%	2.4%	13.3%	10.7%	3.4%	47.7%	100.0%	—	100.0%

ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

26	Brookfield Office Properties Canada

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition, or results of operations.

OTHER RISKS AND UNCERTAINTIES
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Taking into account the current state of the economy, 2011 may not provide the same level of increases in rental rates on renewals as compared with previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of nine years. Given the economic recovery has been slow and continues to be fragile, it is possible we will see downward pressure on overall occupancy levels and net effective rents, particularly in Calgary and Toronto.

INSURANCE RISKS
The Trust maintains insurance on its properties. The Trust maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquakes and windstorm). The Trust’s all risk policy limit is $1.5 billion per occurrence. The Trust’s earthquake limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a $100,000 deductible for all locations except British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 combined for all losses arising from the same occurrence. Windstorm is included under the all risk coverage and has $1.5 billion limits per occurrence with a $10,000 deductible.

The Trust has insurance covering certain acts of terrorism for up to $1.0 billion of damage and resulting business interruption costs. The Trust continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the Trust.

DERIVATIVE FINANCIAL INSTRUMENTS
We utilize derivative financial instruments from time to time, primarily to manage financial risks, including interest rate, commodity, and foreign-exchange risks. Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure, and there is reasonable assurance the hedge will be effective in offsetting an identified risk. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability, or anticipated transaction to which they relate arise.

Financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income as a component of interest and other income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.

The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk-management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification, and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign-exchange rates and gas prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item.

Brookfield Office Properties Canada	27

PART V – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICIES
Pursuant to the exemptive relief granted by the Ontario Securities Commission, effective January 1, 2010, the Trust has adopted IFRS as its basis of financial reporting commencing with our interim financial statements for the three and six months ended June 30, 2010, and using January 1, 2009, as our transition date. The adoption of IFRS by the Trust is one year ahead of the mandatory conversion date for Canadian public companies. Refer to Part II (“International Financial Reporting Standards”) of this MD&A for further discussion.

FUTURE ACCOUNTING POLICY CHANGES
Financial Instruments
IFRS 9, “Financial instruments” was issued by the IASB on November 12, 2009, and will replace IAS 39, “Financial Instruments: Recognition and Measurement.” IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Trust is currently evaluating the impact of IFRS 9 on its financial statements.

Related Party Disclosures – Revised Definition of Related Parties
On November 4, 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures.” IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls or significantly influences the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The Trust is currently evaluating the impact of the change to IAS 24 on its financial statements.

CRITICAL ACCOUNTING POLICIES
Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjective judgment and estimates on the part of management.

Investment Properties
Investment properties include commercial properties held to earn rental income. Commercial properties are recorded at fair value, determined based on available market evidence, at the balance sheet date. We determine the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a weighted-average term of 11 years, including a terminal value based on the application of a capitalization rate to estimated year 12 cash flows.

Tax
The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. No current and deferred tax provisions are required on the Trust’s income.

Revenue Recognition
We account for our leases with tenants as operating leases as we have retained substantially all of the risks and benefits of ownership of our investment properties. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease commencement date or, where we are required to make additions to the property in the form of tenant improvements that enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent or free-rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received. An allowance for doubtful accounts is recorded, if necessary, for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status as well as certain industry or geographic specific credit considerations.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

28	Brookfield Office Properties Canada

Financial Instruments
We classify our financial instruments into categories based on the purpose for which the instrument was acquired or issued, its characteristics, and our designation of the instrument. The category into which we classify a financial instrument determines its measurement basis (e.g., fair value, amortized cost) subsequent to initial recognition. We hold financial instruments that represent secured debt and equity interests in commercial properties that are measured at fair value. Estimation of the fair value of these instruments is subject to the estimates and assumptions associated with valuation of investment properties.

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal, and remaining maturity. The fair value of interest-bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

RELATED-PARTY TRANSACTIONS
In the normal course of operations, the Trust enters into various transactions on market terms with related parties that have been measured at exchange value and are recognized in the consolidated annual financial statements.

The Trust has entered into two service-support agreements with Brookfield Properties Management Corporation (“BPMC”), a subsidiary of BPP, dated May 1, 2010, for the provision of property management, leasing, construction, and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base; it also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BPMC are calculated in accordance with the terms of the agreements. Included in operating expenses during the year ended December 31, 2010, are amounts paid to BPMC for property management services of $11.7 million (compared to $10.3 million in 2009). Included in commercial properties during the year ended December 31, 2010, are amounts paid to BPMC for leasing and construction services of $3.8 million (compared to $3.7 million in 2009). Included in general and administrative expenses during the year ended December 31, 2010, are amounts paid to BPMC for asset management and administrative and regulatory compliance services of $11.5 million, which is consistent with the amount during 2009.

Included in rental revenues during the year ended December 31, 2010, are amounts received from Brookfield Asset Management Inc. (“BAM”) and its affiliates of $2.4 million, which is consistent with the amount in 2009. In addition, the Trust has certain arrangements with BAM and its affiliates to acquire insurance in the normal course and at market rates or at cost. These fees are based on a percentage of the annual premiums paid.

Brookfield Office Properties Canada	29

PART VI – BUSINESS ENVIRONMENT AND OUTLOOK

OPERATING ENVIRONMENT AND OUTLOOK
Our 2010 performance was strong, with sold financial results, two million square feet of total leasing and 97.1% occupancy in our portfolio. We look forward to our first full year operating as a REIT and establishing ourselves as the country’s premier office property owner.

DISCLOSURE CONTROLS AND PROCEDURES
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the Canadian Securities Administrators National Instrument 52-109) as of December 31, 2010. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures as of December 31, 2010, are effective in providing reasonable assurance that material information relating to the Trust would be made known to us by others within those entities.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
Management of the Trust is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Trustees, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management assessed both the design and operating effectiveness of the Trust’s internal control over financial reporting as at December 31, 2010, based on criteria established by the COSO control framework and National Instrument 52-109. Based on this assessment, management believes that, as at December 31, 2010, the Trust’s internal control over financial reporting is effective.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation to the effectiveness of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management took appropriate steps that enabled it to conclude that during the fiscal year ended December 31, 2010, no changes were made to internal controls over financial reporting that would have materially affected or would be reasonably considered to materially affect these controls.

Bryan K. Davis
Senior Vice President and Chief Financial Officer
March 7, 2011

30	Brookfield Office Properties Canada

DISTRIBUTIONS
Trust distributions declared for the year ended December 31, 2010 are as follows(1):

(Millions)	2010
Paid in cash	$11.8
Payable at December 31	2.1
Total	13.9
Per unit	$0.64
(1) Represents eight months of distributions in the year as the Trust was formed on May 1, 2010 – See Note 2 of the consolidated financial statements.

Brookfield Office Properties Canada	31

Management’s Responsibility for the Financial Statements
The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the Trust. To fulfill this responsibility, the Trust maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.

Deloitte & Touche LLP, the independent auditors appointed by the unitholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the unitholders their opinion on the consolidated financial statements. Their report as auditors is set out on the following page.

The consolidated financial statements have been further examined by the Board of Trustees and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Trustees. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Trustees, directly and through its Audit Committee, oversees management’s responsibilities and is responsible for reviewing and approving the financial statements.

Thomas F. Farley	Bryan Davis
Chief Executive Officer	Senior Vice President and Chief Financial Officer
March 7, 2011

32	Brookfield Office Properties Canada

Independent Auditor’s Report

To the Unitholders of Brookfield Office Properties Canada

We have audited the accompanying consolidated financial statements of Brookfield Office Properties Canada (the “Trust”), which comprise the consolidated balance sheets as at December 31, 2010, December 31, 2009 and January 1, 2009, and the consolidated statements of income and comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2010 and December 31, 2009, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2010, December 31, 2009 and January 1, 2009, and its financial performance and its cash flows for the years ended December 31, 2010 and December 31, 2009 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 7, 2011

Brookfield Office Properties Canada	33

Consolidated Balance Sheets

(Millions) (CDN$)	Note	Dec. 31, 2010	Dec. 31, 2009(1)	Jan. 1, 2009(1)
Assets
Non-current assets
Investment properties
Commercial properties	5	$3,965.0	$3,673.4	$3,208.5
Commercial developments	5	—	—	665.0
		3,965.0	3,673.4	3,873.5

Current assets
Loan receivable	7	—	—	65.6
Tenant receivables and other assets	8	21.8	29.4	41.1
Cash and cash equivalents	9	20.4	37.9	44.3
		42.2	67.3	151.0
Total assets		$4,007.2	$3,740.7	$4,024.5

Liabilities
Non-current liabilities
Commercial property debt	10	$1,066.4	$1,142.1	$1,261.6

Current liabilities
Commercial property debt	10	525.4	454.1	165.7
Accounts payable and other liabilities	11	70.5	78.7	113.6
		595.9	532.8	279.3
Total liabilities		1,662.3	1,674.9	1,540.9

Equity	13
Trust units		550.2	422.6	422.6
Retained earnings		93.9	27.6	118.6
Unitholders’ equity		644.1	450.2	541.2
Non-controlling interest		1,700.8	1,615.6	1,942.4
Total equity		2,344.9	2,065.8	2,483.6
Total liabilities and equity		$4,007.2	$3,740.7	$4,024.5
(1) Comparative amounts based on organization and arrangement of BOX – refer to Note 2 and 3(b).
See accompanying notes to the consolidated annual financial statements.

On behalf of the Trust,

Richard B. Clark	Thomas F. Farley
Chairman	Chief Executive Officer

34	Brookfield Office Properties Canada

Consolidated Statements of Income and Comprehensive Income

December 31 (Millions, except per unit amounts) (CDN$)	Note	2010	2009(1)
Commercial property operations
Revenue	14	$426.4	$371.2
Operating expenses		206.9	174.8
		219.5	196.4
Investment and other income	14	1.0	1.5
		220.5	197.9
Expenses
Interest	10	86.2	69.6
General and administrative	17	15.1	15.2
Transaction costs		4.9	2.4
Income before fair value gains (losses)		114.3	110.7
Fair value gains (losses)		214.7	(332.0)
Net income (loss) and comprehensive income (loss)		$329.0	$(221.3)

Net income (loss) and comprehensive income (loss) attributable to:
Unitholders		$73.4	$(48.2)
Non-controlling interest		255.6	(173.1)
		$329.0	$(221.3)
Net income (loss) per Trust unit		$3.53	$(2.37)
(1) Comparative amounts based on organization and arrangement of BOX – refer to Note 2 and 3(b).
See accompanying notes to the consolidated annual financial statements.

Brookfield Office Properties Canada	35

Consolidated Statements of Changes in Equity

December 31, 2010		Trust	Retained	Unitholders’	Non- controlling	Total	Number of Trust	Number of Class B LP
(Millions, except number of units) (CDN$)	Note	units	earnings	equity	interest	equity	Units	Units
Balance as at January 1, 2010		$422.6	$27.6	$450.2	$1,615.6	$2,065.8	20,297,801	72,883,405
Net income		—	73.4	73.4	255.6	329.0	—	—
Distributions	12	—	(13.9)	(13.9)	(45.7)	(59.6)	—	—
Other contributions	12	—	2.0	2.0	7.6	9.6	—	—
Issuance of Trust units under Distribution Reinvestment Plan (“DRIP”)	12	0.1	—	0.1	—	0.1	2,419	—
Issuance of Trust units through conversion of Class B LP units	13	127.5	4.8	132.3	(132.3)	—	5,795,383	(5,795,383)
Balance as at December 31, 2010		$550.2	$93.9	$644.1	$1,700.8	$2,344.9	26,095,603	67,088,022

December 31, 2009(1)		Trust	Retained	Unitholders’	Non- controlling	Total	Number of Trust	Number of Class B LP
(Millions, except number of units) (CDN$)	Note	units	earnings	equity	interest	equity	Units	Units
Balance as at January 1, 2009		$422.6	$118.6	$541.2	$1,942.4	$2,483.6	20,297,801	72,883,405
Net loss		—	(48.2)	(48.2)	(173.1)	(221.3)	—	—
Distributions		—	—	—	—	—	—	—
Other distributions	12	—	(42.8)	(42.8)	(153.7)	(196.5)	—	—
Balance as at December 31, 2009		$422.6	$27.6	$450.2	$1,615.6	$2,065.8	20,297,801	72,883,405
(1) Comparative amounts based on organization and arrangement of BOX – refer to Note 2 and 3(b).
See accompanying notes to the consolidated annual financial statements.

36	Brookfield Office Properties Canada

Consolidated Statements of Cash Flows

December 31 (Millions)(CDN$)	Notes	2010	2009(2)
Operating activities
Net income (loss) for the year		$329.0	$(221.3)
Add (deduct):
Straight-line rental income		(19.7)	(10.6)
Amortization of deferred financing costs		2.5	2.3
Initial direct leasing costs		(20.1)	(8.4)
Fair value (gains) losses		(214.7)	332.0
Loan receivable – foreign exchange		—	2.2
Other working capital		(14.8)	(7.2)
Cash flows provided by operating activities		62.2	89.0

Investing activities
Development expenditures		—	(95.0)
Capital expenditures		(30.6)	(33.7)
Loan receivable collections		—	63.2
Cash flows used in investing activities		(30.6)	(65.5)

Financing activities
Commercial property debt amortization		(25.4)	(20.7)
Commercial property debt repayments		(48.0)	(150.0)
Commercial property debt arranged		66.8	337.3
Trust unit distributions paid	12	(11.8)	—
Class B LP unit distributions paid	12	(40.3)	—
Other contributions (distributions) (1)	12	9.6	(196.5)
Cash flows used in financing activities		(49.1)	(29.9)
Decrease in cash and cash equivalents		(17.5)	(6.4)
Cash and cash equivalents, beginning of year		37.9	44.3
Cash and cash equivalents, end of year	9,19	$20.4	$37.9
(1) Represents contributions (distributions) made by BPP prior to the formation of BOX, primarily consisting of working capital settlement as part of the Arrangement described in Note 2, common share dividends and preferred share dividends.
(2) Comparative amounts based on organization and arrangement of BOX – refer to Notes 2 and 3(b).

See accompanying notes to the consolidated annual financial statements.

Brookfield Office Properties Canada	37

Notes to the Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE TRUST
Brookfield Office Properties Canada (the “Trust” or “BOX”) is an unincorporated, closed-end real estate investment trust (“REIT”) established under and governed by the laws of the Province of Ontario and created pursuant to a declaration of trust dated March 19, 2010. Although it is intended that BOX qualifies as a “mutual fund trust” pursuant to the Income Tax Act (Canada), BOX is not a mutual fund under applicable securities laws.

The Trust is a subsidiary of BPO Properties Ltd. (“BPP”), which owns an aggregate equity interest in the Trust of 83.3% consisting of 40.5% of the issued and outstanding units of BOX (“Trust Units”) and 100% of the issued and outstanding Class B limited partnership units (“Class B LP Units”) of Brookfield Office Properties Canada LP (“BOPC LP”), a subsidiary of BOX that owns direct interests in the Trust’s commercial properties. BOX primarily invests in and operates commercial office properties in Toronto, Calgary, and Vancouver. The registered and operating office of the Trust is Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3.

NOTE 2: REIT CONVERSION
The formation of the Trust involved the reorganization of certain of BPP’s commercial office assets under BOX. In addition, BOX acquired Brookfield Properties Corporation’s (“BPO” or “Brookfield Office Properties”) interest in Brookfield Place, BPO’s flagship office complex in Toronto, which consists of Bay Wellington Tower and a partial interest in the associated retail concourse and parking operations (the “Brookfield Place Interest”). The transactions were effected pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”). Prior to the Arrangement becoming effective, BPP and various other wholly-owned subsidiary entities of BPP transferred directly owned office assets (the “Contributed Assets”) to BOPC LP in exchange for the assumption of debt and the issuance of Trust Units and Class B LP Units. The purchase price for the Brookfield Place Interest was satisfied by the payment of approximately $100.0 million in cash, the assumption of debt, and the issuance of Class B LP Units. Select assets of BPP, including the Canadian Office Fund and certain development properties, as well as certain other assets that are not permitted to be owned by BOX under rules governing real estate investment trusts, were retained by BPP for consideration satisfied through the issuance of equity in BOX.

Pursuant to the Arrangement, holders of BPP’s common shares, other than BPO, received one Trust Unit for each common share held.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES
(a)	Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Trust adopted IFRS in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” as discussed in Note 4.

(b)	Basis of presentation
The financial statements are prepared on a going concern basis and have been presented in Canadian dollars rounded to the nearest million. The transfer of the Contributed Assets and the Brookfield Place Interest into the Trust is considered a transaction between entities under common control. As such, the Trust has presented its financial results on a “continuity-of-interest” basis whereby the carrying amounts of the Contributed Assets and the Brookfield Place Interest reflect those previously reported in the financial statements of BPP and BPO, and the comparative balances have been presented as if the Trust had always been in existence.

The accounting policies set out below have been applied consistently in all material respects. Standards and guidelines not effective for the current accounting period were:

(i)	Financial instruments
IFRS 9, “Financial Instruments” was issued by the IASB on November 12, 2009 and will replace International Accounting Standard (“IAS”) 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Trust is currently evaluating the impact of IFRS 9 on its financial statements.

(ii)	Related party disclosures – revised definition of related parties
On November 4, 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures”. IAS 24 requires entities to disclose in their consolidated financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The Trust is currently evaluating the impact of the change to IAS 24 on its financial statements.

38	Brookfield Office Properties Canada

(c)	Basis of consolidation
The consolidated financial statements include the accounts of the Trust and its consolidated subsidiaries consisting of BOPC GP Inc. and BOPC LP, which are the entities over which the Trust has control. Control exists when the Trust has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. The Trust holds all of the Class A Limited Partnership Units of BOPC LP (“Class A LP Units”). The holders of the Class A LP Units are entitled to vote at all meetings of the partners of BOPC LP. In addition, BOX is the sole shareholder of BOPC GP Inc., the general partner of BOPC LP, which has full power and exclusive authority to administer, manage, control and operate the business and affairs of BOPC LP. Non-controlling interest in the equity and results of the Trust are shown separately in equity on the consolidated balance sheets.

(d)	Interests in joint ventures
A joint venture is a contractual arrangement pursuant to which the Trust and other parties undertake an economic activity that is subject to joint control whereby the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control.

The Trust undertakes its activities under joint venture arrangements through direct interests in the joint venture’s assets, rather than through the establishment of a separate entity. Accordingly, the Trust’s proportionate share of jointly controlled assets, liabilities, revenues and expenses is recognized in the consolidated financial statements and classified according to their nature.

(e)	Investment properties
Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and developments are recorded at fair value, determined based on available market evidence, at the consolidated balance sheet date. Related fair value gains and losses are recorded in net income in the period in which they arise.

Initial direct leasing costs incurred by the Trust in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

Investment properties are reclassified to Assets held for sale when criteria set out in IFRS 5, “Non-current assets held for sale and discontinued operations”, are met.

(f)	Assets held for sale
Non-current assets and groups of assets and liabilities that comprise disposal groups are categorized as assets held for sale where the asset or disposal group is available for sale in its present condition and the sale is highly probable. For this purpose, a sale is highly probable if management is committed to a plan to achieve the sale, there is an active program to find a buyer, the non-current asset or disposal group is being actively marketed at a reasonable price, the sale is anticipated to be completed within one year from the date of classification, and it is unlikely there will be changes to the plan. Where an asset or disposal group is acquired with a view to resale, it is classified as a non-current asset held for sale if the disposal is expected to take place within one year of the acquisition and it is highly likely that the other conditions referred to above will be met within a short period following the acquisition. Non-current assets held for sale and disposal groups are carried at the lesser of carrying amount and fair value less costs to sell. The profit or loss arising on re-classification or sale of a disposal group is recognized as discontinued operations.

(g)	Provisions
A provision is a liability of uncertain timing or amount. Provisions are recognized when the Trust has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are remeasured at each balance sheet date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.

Brookfield Office Properties Canada	39

(h)	Revenue recognition
The Trust has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the Trust is required to make additions to the property in the form of tenant improvements that enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

(i)	Financial instruments and derivatives
Derivative instruments are recorded on the consolidated balance sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts and that are not closely related to the host contract.

The following summarizes the Trust’s classification and measurement of financial instruments:

Financial assets and liabilities	Classification	Measurement
Tenant receivables	Loans and receivables	Amortized cost
Loan receivable	Loans and receivables	Amortized cost
Commercial property debt	Other liabilities	Amortized cost
Accounts payable and other liabilities	Other liabilities	Amortized cost

(j)	Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

(k)	Non-controlling interest
Class B LP Units are classified as non-controlling interest and are presented as a component of equity as they represent equity interests in BOPC LP not attributable, directly or indirectly, to the Trust.

(l)	Income taxes
The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust intends to distribute or designates all taxable earnings to unitholders and, under current legislation, the obligation to pay tax rests with each unitholder. No current or deferred tax provision is recognized in the Trust’s financial statements on the Trust’s income.

(m)	Critical judgments in applying accounting policies
The following are the critical judgments that have been made in applying the Trust’s accounting policies and that have the most significant effect on the amounts in the consolidated financial statements:

(i)	Leases

The Trust’s policy for revenue recognition on commercial properties is described in Note 3(h). In applying this policy, the Trust makes judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property, which determines whether such amounts are treated as additions to commercial property as well as the point in time at which revenue recognition under the lease commences.

The Trust also makes judgments in determining whether certain leases, in particular those tenant leases with long contractual terms where the lessee is the sole tenant in a property and long-term ground leases where the Trust is lessor, are operating or finance leases. The Trust has determined that all of its leases are operating leases.

(ii)	Investment property
The Trust’s accounting policies relating to investment property are described in Note 3(e). In applying this policy, judgment is applied in determining whether certain costs are additions to the carrying amount of the property.

40	Brookfield Office Properties Canada

(iii)	Income taxes
Deferred income taxes are not recognized in the Trust’s financial statements on the basis that the Trust can deduct distributions paid such that its liability for income taxes is substantially reduced or eliminated for the year, and the Trust intends to continue to distribute its taxable income and continue to qualify as a real estate investment trust for the foreseeable future.

(iv)	Common control transactions
IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the Trust has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The Trust’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at the carrying value on the transferor’s financial statements. Differences between the carrying amount of the consideration given or received, where the Trust is the transferor, and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

(n)	Critical Accounting Estimates and Assumptions
The Trust makes estimates and assumptions that affect the carrying amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)	Investment property
The critical estimates and assumptions underlying the valuation of commercial properties are set out in Note 5.

(ii)	Prior period general and administrative expenses and property management fees
Financial results of the Trust are presented on a continuity-of-interest basis as discussed in Note 3(b). Comparative amounts represent a carve-out from the historical consolidated financial statements of BPP combined with the acquired interest in the Brookfield Place Interest. As such, the amounts included as general and administrative expenses and property management fees are estimates and do not necessarily approximate the expenses and fees that the Trust would have incurred had the Trust been a stand-alone entity during the prior periods presented.

NOTE 4: FIRST-TIME ADOPTION OF IFRS
The Trust has adopted IFRS effective January 1, 2009, (“the transition date”) and has prepared its opening IFRS balance sheet as at that date. The Trust’s consolidated financial statements for the year ended December 31, 2010, are the first annual financial statements that comply with IFRS. The Trust prepared its opening IFRS balance sheet by applying existing IFRS with an effective date of December 31, 2010, or prior.

(a) Elected exemptions from full retrospective application
In applying IFRS 1 to the presentation of these consolidated financial statements, the Trust has applied one of the optional exemptions from full retrospective application of IFRS. The optional exemption applied is described below.

Business combinations
The Trust has applied the business combinations exemption in IFRS 1 to not apply IFRS 3, “Business Combinations,” retrospectively to past business combinations. Accordingly, the Trust has not restated business combinations that took place prior to the transition date.

(b) Mandatory exceptions to retrospective application
In preparing these consolidated financial statements in accordance with IFRS 1, the Trust has applied a mandatory exception from full retrospective application of IFRS. The mandatory exception applied from full retrospective application of IFRS is described below.

Estimates
Hindsight was not used to create or revise estimates, and accordingly the estimates previously made by the Trust under Canadian GAAP are consistent with their application under IFRS.

(c) Reconciliations of equity, net income, and comprehensive income as reported under Canadian GAAP to IFRS
Reconciliations have not been prepared as the Trust did not present financial statements for previous periods. The Trust recorded an opening equity reduction of $4.2 million as a correction to an amount previously reported under Canadian GAAP, related to a contingent liability determined to be likely.

(d) Upon the adoption of IFRS, all previously recognized financial assets and financial liabilities have been designated consistent with the designations under Canadian GAAP.

Brookfield Office Properties Canada	41

NOTE 5: INVESTMENT PROPERTIES

	2010		2009
(Millions)	Commercial properties	Commercial developments	Commercial properties	Commercial developments
Balance at beginning of period	$3,673.4	$—	$3,208.5	$665.0
Additions:
Capital expenditures	32.0	—	32.0	80.6
Leasing commissions	12.5	—	8.3	0.8
Reclassification of commercial developments	—	—	746.4	(746.4)
Fair value gains (losses)	214.7	—	(332.0)	—
Other changes	32.4	—	10.2	—
Balance at end of period	$3,965.0	$—	$3,673.4	$—

Other amounts represent costs incurred by the Trust on tenant inducements and free rents as well as accounting for straight-line rents that are implied within the fair value of investment properties.

Commercial properties with an aggregate fair value of $140.4 million (compared to $920.0 million at December 31, 2009) were valued by qualified external valuation professionals. All properties were valued by the Trust based on available market evidence. The Trust determined the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows with respect to such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a weighted-average term of 11 years, including a terminal value based on the application of a capitalization rate to estimated year 12 cash flows.

The key valuation metrics for the Trust’s commercial properties are set out in the following tables:

	December 31, 2010			December 31, 2009			January 1, 2009
	Discount Rate	Terminal Cap Rate	Hold Period (yrs)	Discount Rate	Terminal Cap Rate	Hold Period (yrs)	Discount Rate	Terminal Cap Rate	Hold Period (yrs)
Eastern region	6.7%	6.2%	12	7.2%	6.5%	10	6.9%	6.4%	11
Western region	7.0%	6.4%	10	7.6%	6.8%	10	7.5%	6.6%	10
Average	6.9%	6.3%	11	7.3%	6.6%	10	7.2%	6.5%	11

Values are most sensitive to changes in discount rates and timing or variability of cash flows.

Included in commercial properties is $24.3 million (compared to $21.9 million on December 31, 2009) of net straight line rent receivables arising from the recognition of rental revenue on a straight line basis over the lease term in accordance with IAS 17, “Leases.”

Commercial properties with a fair value of approximately $516.0 million (compared to $491.5 million on December 31, 2009) are situated on land held under leases or other agreements largely expiring after the year 2115. Investment properties do not include any properties held under operating leases.

During the period, the Trust capitalized a total of $nil (compared to $81.4 million on December 31, 2009) of costs related to commercial developments. Included in this amount is $nil (compared to $66.7 million on December 31, 2009) of construction and related costs and $nil (compared to $14.7 million on December 31, 2009) of borrowing costs capitalized to the Trust’s commercial development sites.

Investment properties with a fair value of $2,934.0 million (compared to $2,755.9 million at December 31, 2009) are pledged as security for commercial property debt.

42	Brookfield Office Properties Canada

NOTE 6: INVESTMENT IN JOINTLY CONTROLLED ASSETS
The Trust’s interests in the following properties are subject to joint control and, accordingly, the Trust has recorded its share of the related assets, liabilities, revenue, and expenses of the properties:

	Proportionate Ownership Interest
Jointly controlled assets	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Exchange Tower	50%	50%	50%
Fifth Avenue Place	50%	50%	50%
Bankers Hall	50%	50%	50%
Bankers Court	50%	50%	50%
Suncor Energy Centre	50%	50%	50%
Brookfield Place Retail	50%	50%	50%
Brookfield Place Parking	56%	56%	56%

Summarized financial information in respect of the Trust’s interest in jointly controlled assets is set out below:

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Non-current assets	$1,706.7	$1,623.2	$1,823.0
Current assets	13.6	22.0	29.2
Total assets	1,720.3	1,645.2	1,852.2

Non-current liabilities	439.2	468.4	332.5
Current liabilities	99.3	81.7	178.3
Total liabilities	538.5	550.1	510.8
Net assets	$1,181.8	$1,095.1	$1,341.4

(Millions)	2010	2009
Revenue	$181.3	$167.2
Expenses	108.2	98.6
	73.1	68.6
Fair value gains (losses)	51.7	(226.5)
Net income (loss)	$124.8	$(157.9)

NOTE 7: LOAN RECEIVABLE
(Millions)	Dec. 31, 2010		Dec. 31, 2009		Jan. 1, 2009
On-demand deposit	$	―	$	―	$40.0
Loan receivable		―		―	25.6
Total	$	―	$	―	$65.6

During the first quarter of 2009, the on-demand deposit of $40.0 million from the Trust’s ultimate parent, BPO, was repaid in full.

During the second quarter of 2009, a loan receivable (at par value plus accrued interest) of $23.2 million (January 1, 2009 – $25.6 million) was repaid in U.S. dollars of US$20.9 million. For the year ended December 31, 2009, interest income of $1.2 million was recorded.

NOTE 8: TENANT RECEIVABLES AND OTHER ASSETS
A breakdown of tenant receivables and other assets is as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Tenant and other receivables	$15.4	$14.1	$33.2
Prepaid expenses and other assets	5.6	14.5	6.9
Restricted cash	0.8	0.8	1.0
Total	$21.8	$29.4	$41.1

These receivables are generally short-term receivables of a trade nature. The carrying value of tenant and other receivables approximates fair value due to their short-term nature.

As of December 31, 2010, the Trust recorded $0.2 million (compared to $nil on December 31, 2009) as a reserve against uncollectible tenant receivables.

Brookfield Office Properties Canada	43

As of December 31, 2010, approximately $0.9 million of the Trust’s balance of accounts receivables is over 90 days past due (compared to approximately $nil at December 31, 2009).

Credit risk related to tenant and other receivables arises from the possibility that tenants may be unable to fulfill their lease commitments. The Trust mitigates this risk by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. Currently, no single tenant represents more than 10.3% of total leasable area and 4.4% of commercial property revenue. This risk is further mitigated by signing long-term leases with tenants who have investment-grade credit ratings. Over the next few years, the Trust has a lease expiry profile of 2.9% in 2011, 6.1% in 2012 and 10.6% in 2013.

Cash and deposits are considered restricted when they are subject to contingent rights of third parties. As of December 31, 2010, restricted cash was $0.8 million (compared with $0.8 million on December 31, 2009).

NOTE 9: CASH AND CASH EQUIVALENTS
At December 31, 2010, the Trust had $nil of cash placed in term deposits (compared to $2.7 million at December 31, 2009). For the year ended December 31, 2010, interest income of $0.3 million was recorded on cash and cash equivalents, compared with $0.7 million in 2009.

NOTE 10: COMMERCIAL PROPERTY DEBT

	Dec. 31, 2010		Dec. 31, 2009		Jan. 1, 2009
	Weighted		Weighted		Weighted
(Millions)	Average Rate	Debt Balance	Average Rate	Debt Balance	Average Rate	Debt Balance
Commercial Property Debt
Fixed Rate	6.3%	$1,189.5	6.4%	$1,165.9	6.4%	$966.9
Floating Rate	2.6%	402.3	1.8%	430.3	4.0%	460.4
	5.4%	$1,591.8	5.2%	$1,596.2	5.6%	$1,427.3

Current		$525.4		$454.1		$165.7
Non-current		1,066.4		1,142.1		1,261.6
Total debt		$1,591.8		$1,596.2		$1,427.3

The Trust’s secured commercial property debt is non-recourse to the Trust other than $510.4 million (compared to $495.0 million at December 31, 2009) which has limited recourse to the Trust’s parent, BPP.

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-Average
	Scheduled			Interest Rate (%) at
(Millions, except interest data)	Amortization	Maturities	Total	Dec. 31, 2010
2011(1)	$25.6	$499.8	$525.4	3.5%
2012	22.6	185.7	208.3	5.9%
2013	10.7	584.1	594.8	6.4%
2014	3.9	198.6	202.5	6.4%
2015	1.8	—	1.8	—%
2016 and thereafter	9.6	49.4	59.0	5.3%
Total	$74.2	$1,517.6	$1,591.8	5.4%
(1)
Includes maturity of $402.5 million related to Bay Adelaide Centre West Tower, which has a one-year extension option available at maturity in July 2011. The criteria has been met to extend the maturity to 2012 as at December 31, 2010.

For the year ended December 31, 2010, interest of $86.2 million (compared to $84.3 million in 2009) was recorded on commercial property debt, of which $nil (compared to $14.7 million in 2009) was capitalized to commercial developments.

Approximately 25.3% of the Trust’s outstanding commercial property debt at December 31, 2010, is floating rate debt (compared to 27.0% on December 31, 2009). The effect of a 100 basis-point increase in interest rates on interest expense relating to floating rate debt, all else being equal, is an increase in interest expense of $4.0 million on an annual basis.

The fair value of commercial debt is determined by discounting contractual principal and interest payments at estimated current market interest rates for the instrument. Current market interest rates are determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risks. As of December 31, 2010, the fair value of commercial debt exceeds the principal loan value of these obligations by $66.8 million (compared to an excess of $46.5 million on December 31, 2009).

44	Brookfield Office Properties Canada

Interest rate risk arises when the fair value or future cash flows of commercial property debt fluctuate because of changes in market interest rates. Financing risk arises when lenders will not refinance maturing debt on terms and conditions acceptable to the Trust, or on any terms at all. The Trust attempts to stagger the maturities of its borrowings, as well as obtain fixed-rate debt as the means of managing interest rate risk. The Trust has an ongoing need to access debt markets to refinance maturing debt as it comes due. The Trust’s strategy to stagger its borrowing maturities attempts to mitigate the Trust’s exposure to excessive amounts of debt maturing in any one year. The Trust has debt totaling $499.8 million maturing in 2011, representing 31.4% of the Trust’s total debt outstanding at December 31, 2010, of which $31.6 million matures in the first quarter and $468.2 million in the third quarter of 2011.

NOTE 11: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the Trust’s accounts payable and other liabilities are as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Accounts payable and accrued liabilities	$60.8	$69.0	$104.6
Accrued interest	9.7	9.7	9.0
Total	$70.5	$78.7	$113.6

These payables are generally short-term payables of a trade nature. The carrying value of accounts payable and other liabilities approximates fair value due to their short-term nature.

NOTE 12: DISTRIBUTIONS
The following table presents distributions declared for the year ended December 31, 2010(1):

(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash	$11.8	$40.3
Payable as of December 31	2.1	5.4
Total	$13.9	$45.7
Per unit	$0.64	$0.64
(1) Represents eight months of distributions in the year as the Trust was formed on May 1, 2010.

The Trust has implemented a distribution reinvestment plan (“DRIP”), which allows certain Canadian resident unitholders to elect to have their distributions reinvested in additional Trust Units. No brokerage commissions or service charges are payable in connection with the purchase of Trust Units under the DRIP and the Trust will pay all administrative costs. The automatic reinvestment of distributions under the DRIP does not relieve holders of Trust Units of any income tax applicable to such distributions. For the year ended December 31, 2010, $51,954 (dollars), or 2,419 Trust Units, were paid through the DRIP.

Other contributions for the year ended December 31, 2010, of $9.6 million, compared to other distributions of $196.5 million during the same period in 2009, represent contributions and distributions made by BPP prior to the formation of BOX, primarily consisting of working capital settlement as part of the Arrangement as described in Note 2, common share dividends, and preferred share dividends.

NOTE 13: EQUITY
The components of equity are as follows:

(Millions)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Trust units	$550.2	$422.6	$422.6
Retained earnings	93.9	27.6	118.6
Unitholders’ equity	644.1	450.2	541.2
Non-controlling interest	1,700.8	1,615.6	1,942.4
Total	$2,344.9	$2,065.8	$2,483.6

On November 30, 2010, 5,795,383 Class B LP Units were exchanged for Trust Units resulting in an increase to Trust units of $127.5 million, an increase to retained earnings of $4.8 million, and a decrease in non-controlling interest of $132.3 million.

During the fourth quarter, the Trust recorded an adjustment to correct the initial allocation of retained earnings between unitholders equity and non-controlling interest in accordance with the application of continuity-of-interest accounting, on the formation of the Trust. This correction resulted in a decrease of $144.9 million to unitholders equity as at January 1, 2009 and a corresponding increase to non-controlling interest.

Authorized Capital and Outstanding Securities
The Trust is authorized to issue an unlimited number of two classes of units: Trust Units and Special Voting Units. Special Voting Units are only issued in tandem with the issuance of Class B LP Units. As of December 31, 2010, The Trust had a total of 26,095,603 Trust Units outstanding and 67,088,022 Class B LP Units outstanding (and a corresponding number of Special Voting Units).

Brookfield Office Properties Canada	45

The following table summarizes the changes in the units outstanding during the year ended December 31, 2010(1):

	Trust Units	Class B LP Units
Units issued and outstanding at beginning of year	20,297,801	72,883,405
Units issued pursuant to Distribution Reinvestment Plan	2,419	―
Units issued through the conversion of Class B LP units	5,795,383	(5,795,383)
Total units outstanding on December 31, 2010	26,095,603	67,088,022
(1) Actual units were issued on May 1, 2010, as part of the formation of BOX.

Trust Units
Each Trust Unit is transferable and represents an equal, undivided, beneficial interest in BOX and any distributions, whether of net income, net realized capital gains, or other amounts, and in the event of the termination or winding-up of the Trust, in the Trust’s net assets remaining after satisfaction of all liabilities. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit entitles the holder thereof to one vote at all meetings of unitholders or in respect of any written resolution of unitholders. The Trust Units have no conversion, retraction or redemption rights.

Special Voting Units
Special Voting Units are only issued in tandem with Class B LP Units and are not transferable separately from the Class B LP Units to which they relate and upon any transfer of Class B LP Units, such Special Voting Units will automatically be transferred to the transferee of the Class B LP Units. As Class B LP Units are exchanged for Trust Units or purchased for cancellation, the corresponding Special Voting Units will be cancelled for no consideration.

Each Special Voting Unit entitles the holder thereof to one vote at all meetings of unitholders or in respect of any resolution in writing of unitholders. Except for the right to attend and vote at meetings of the unitholders or in respect of written resolutions of the unitholders, special voting units do not confer upon the holders thereof any other rights. A Special Voting Unit does not entitle its holder to any economic interest in BOX, or to any interest or share in BOX, or any distributions (whether of net income, net realized capital gains or other amounts) or in any net assets in the event of termination or winding-up.

Non-controlling interest
The Trust classifies the outstanding Class B LP Units as non-controlling interest for financial statement purposes in accordance with IFRS. The Class B LP Units are exchangeable on a one-for-one basis (subject to customary anti-dilution provisions) for Trust Units at the option of the holder. Each Class B LP Unit is accompanied by a Special Voting Unit which entitles the holder thereof to receive notice of, to attend and to vote at all meetings of unitholders of BOX. The holders of Class B LP Units are entitled to receive distributions when declared by BOPC LP equal to the per unit amount of distributions payable to each holder of Trust Units. However, the Class B LP Units have limited voting rights over BOPC LP.

NOTE 14: COMMERCIAL PROPERTY OPERATIONS
(a) Revenue
The components of revenue are as follows:

(Millions)	2010	2009
Revenue from commercial property operations	$426.4	$371.2
Investment and other income	1.0	1.5
Total	$427.4	$372.7

(b) Commercial property operations
The Trust generally leases commercial properties under operating leases with lease terms between 5 and 10 years, with options to extend up to a further 5 years.

Future minimum rental commitments on non-cancellable tenant operating leases are as follows:

(Millions)	2010	2009
Not later than 1 year	$198.9	$183.6
Later than 1 year and not longer than 5 years	641.4	567.1
Later than 5 years	866.4	748.6
	$1,706.7	$1,499.3

46	Brookfield Office Properties Canada

Operating expenses include ground rent expenses for the year ended December 31, 2010, of $4.3 million (compared to $3.4 million in 2009) representing rent expense associated with operating leases for land on which certain of the Trust’s commercial properties are situated. These leases have remaining terms of between 33 and 104 years. The Trust does not have an option to purchase the leased land at the expiry of the lease periods.

Future minimum lease payments under these arrangements are as follows:

(Millions)	2010	2009
Not later than 1 year	$3.7	$3.7
Later than 1 year and not longer than 5 years	14.9	14.9
Later than 5 years	321.4	325.2
	$340.0	$343.8

(c) Investment and other income
Investment and other income was $1.0 million for the year ended December 31, 2010 (compared to $1.5 million in 2009). These amounts represent interest income and other income earned during the year.

NOTE 15: GUARANTEES, CONTINGENCIES, AND OTHER
(a) In the normal course of operations, the Trust and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, lease-up of development properties, sales of assets, and sales of services.

(b) The Trust and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation is being pursued against one of the Trust’s subsidiaries related to security on a defaulted loan. At this time, the amount of contingent cash outflow related to the litigation and claims currently being pursued against the Trust is uncertain.

(c) The Trust has entered into fixed gas-purchase contracts with a third-party gas supplier, which covers the period from November 1, 2010, to October 31, 2011. As of December 31, 2010, the remaining commitment for the Trust to purchase gas for its facilities was $0.8 million.

(d) The Trust maintains insurance on its properties. The Trust maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquakes and windstorm). The Trust’s all risk policy limit is $1.5 billion per occurrence. The Trust’s earthquake limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a $100,000 deductible for all locations except British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 combined for all losses arising from the same occurrence. Windstorm is included under the all risk coverage and has $1.5 billion limits per occurrence with a $10,000 deductible.

The Trust has insurance covering certain acts of terrorism for up to $1.0 billion of damage and resulting business interruption costs. The Trust continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the Trust.

NOTE 16: SEGMENTED INFORMATION
The Trust has only one business segment: the ownership and operation of commercial properties in Canada.

NOTE 17: RELATED-PARTY TRANSACTIONS
In the normal course of operations, the Trust enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated annual financial statements.

The Trust has entered into two service-support agreements with Brookfield Properties Management Corporation (“BPMC”), a subsidiary of BPP, dated May 1, 2010, for the provision of property management, leasing, construction and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base and also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BPMC are calculated in accordance with the terms of the agreements. Included in operating expenses during the year ended December 31, 2010 are amounts paid to BPMC for property management services of $11.7 million (compared to $10.3 million in 2009). Included in commercial properties during the year ended December 31, 2010 are amounts paid to BPMC for leasing and construction services of $3.8 million (compared to $3.7 million in 2009). Included in general and administrative expenses during the year ended December 31, 2010 are amounts paid to BPMC for asset management and administrative and regulatory compliance services of $11.5 million, which is consistent with the amount during 2009.

Brookfield Office Properties Canada	47

Included in rental revenues during the year ended December 31, 2010, are amounts received from Brookfield Asset Management Inc. (“BAM”) and its affiliates of $2.4 million, which is consistent with the amount in 2009. In addition, the Trust has certain arrangements with BAM and its affiliates to acquire insurance in the normal course and at market rates or at cost. These fees are based on a percentage of the annual premiums paid.

NOTE 18: CAPITAL MANAGEMENT AND LIQUIDITY
The Trust employs a broad range of financing strategies to facilitate growth and manage financial risk.

The Trust continually strives to reduce its weighted-average cost of capital and improve unitholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As of December 31, 2010, the weighted-average cost of capital, assuming a 9.0% return on equity, was 7.4%, compared to 7.3% on December 31, 2009.

The following schedule details the capitalization of the Trust and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions, except cost of capital data)	Dec. 31, 2010	Dec. 31, 2009(4)	Dec. 31, 2010	Dec. 31, 2009(4)
Liabilities
Commercial property debt	5.4%	5.2%	$1,591.8	$1,596.2
Unitholders’ equity
Trust units(3)	9.0%	9.0%	565.1	411.1
Other equity
Non-controlling interest(3)	9.0%	9.0%	1,452.7	1,476.2
Total	7.4%	7.3%	$3,609.6	$3,483.5
(1)	Total weighted-average cost of capital is calculated on the weighted-average of underlying value.
(2)
Underlying value of liabilities presents the cost to retire debt on maturity. Underlying value of unitholders’ equity and other equity is based on the closing unit price of BOX as at December 31, 2010.

(3)	Assumes a 9.0% return on equity.
(4)
Cost of capital and underlying value of liabilities as at December 31, 2009, presented as if the Trust had always been in existence. It represents a carve-out from the consolidated financial statements of BPP combined with the acquired interest in the Brookfield Place Interest. Underlying value of unitholders’ equity and other equity is based on the closing unit price of BOX on its first trading day.

Commercial property debt
The Trust’s commercial property debt is primarily fixed-rate and non-recourse to the Trust, thereby reducing the overall financial risk to the Trust. These financings are typically structured on a loan-to-appraised value basis of between 55% and 65% when the market permits. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces equity requirements to finance commercial property and enhances equity returns.

The Trust is subject to certain covenants on its borrowings, including debt service coverage and loan-to-value thresholds. As of December 31, 2010, the Trust was in compliance with all of its covenants.

The Trust’s strategy is to satisfy its liquidity needs using cash on hand, cash flows generated from operating activities, and cash provided by financing activities. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on credit facilities, and refinancings, including upward refinancings, of maturing indebtedness are the Trust’s principal sources of capital used to pay operating expenses, distributions, debt service, and recurring capital and leasing costs in its commercial property portfolio.

The principal liquidity needs for periods beyond the next year are for unit distributions, scheduled debt maturities, and capital expenditures. The Trust’s strategy is to meet these needs with one or more of the following:

•	cash flow from operations; and
•	refinancing opportunities.

The Trust attempts to match the maturity of its commercial property debt portfolio with the average lease terms of its properties. At December 31, 2010, the average term to maturity of the Trust’s commercial property debt portfolio was three years and the Trust’s average lease term of its properties was approximately nine years. The lower average term to maturity on the Trust’s debt is largely a result of short-term construction financing on Bay Adelaide Centre West Tower. The Trust will continue to make efforts to match the maturity of the commercial property debt portfolio with the average lease term of its properties.

48	Brookfield Office Properties Canada

The following table presents the contractual maturities of the Trust’s financial liabilities:

		Payments Due By Period
(Millions)	Total	1 year	2-3 years	4 – 5 Years	After 5 Years
Commercial property debt(1)	$1,790.1	$596.7	$903.2	$217.1	$73.1
Accounts payable and other liabilities	70.5	70.5	―	―	―
(1) Includes repayment of principal and interest.

NOTE 19: OTHER INFORMATION
Supplemental cash flow information:

(Millions)	2010	2009
Cash interest paid	$83.9	$79.1

NOTE 20: APPROVAL OF FINANCIAL STATEMENTS
The financial statements were approved by the Trust’s Board of Trustees and authorized for issue on February 15, 2011.

Brookfield Office Properties Canada	49

Unitholder Information

DISTRIBUTION PAYMENT DATES

(Dollars)	January 15(1) 2011	December 15 2010	November 15 2010	October 15 2010	September 15 2010	August 15 2010	July 15 2010	June 15 2010
Trust Units	$0.08	$0.08	$0.08	$0.08	$0.08	$0.08	$0.08	$0.08
Class B LP Units	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08
(1) Distributions payable of $0.08 per unit at December 31, 2010, are payable on January 15, 2011.

50	Brookfield Office Properties Canada

Selected Financial and Operational Information

December 31 (Millions, except per-unit and operating information)	2010	2009
Financial results
Commercial-property net operating income	$219.5	$196.4
Funds from operations	119.2	113.1
Adjusted funds from operations	82.3	85.3
Distributions	59.6	—
Net income (loss)	329.0	(221.3)
Total assets	4,007.2	3,740.7
Unitholders’ equity	644.1	450.2

Per Trust unit
Trust units outstanding	26,095,603	20,297,801
Class B LP units outstanding	67,088,022	72,883,405
Funds from operations	1.28	1.21
Adjusted funds from operations	0.88	0.92
Distributions	0.64	—
Unitholders value per Trust unit	25.16	22.17

Operating data
Number of commercial properties	19	19
Total area (000’s of sq. ft.)	14,402	14,402
Owned interest (000’s of sq. ft.)	10,226	10,226
Average occupancy (%)	97.1	96.5

Brookfield Office Properties Canada	51

Board of Trustees	Officers

Richard B. Clark	Thomas F. Farley
Chairman of the Board	Chief Executive Officer
President and Chief Executive Officer
Brookfield Properties Corporation	T. Jan Sucharda
President and Chief Operating Officer

Chief Executive Officer	Rael L. Diamond
Brookfield Office Properties Canada	Chief Financial Officer

Paul D. McFarlane	Stefan J. Dembinski
Corporate Director	Senior Vice President, Asset Management, Eastern

Colum Bastable	Ian D. Parker
Chairman, Cushman & Wakefield Ltd.	Senior Vice President, Asset Management, Western

Michael F.B. Nesbitt	Deborah R. Rogers
President, Montrose Mortgage Co. Ltd.	Senior Vice President, Legal Counsel, Eastern Secretary

Roderick D. Fraser, Ph.D., O.C.	Ryk Stryland
Officer, Order of Canada	Senior Vice President, Development

T. Nga Trinh
Senior Vice President, Investments

D. Cameron Black
Vice President, Legal Counsel, Western

Melissa J. Coley
Vice President, Investor Relations and Communications

Michael Yam
Corporate Controller

Elliott Feintuch
Associate Counsel

Brett M. Fox
Assistant Secretary

Michelle L. Campbell
Assistant Secretary

52	Brookfield Office Properties Canada

Brookfield Office Properties Canada Corporate Information

HEAD OFFICE
181 Bay Street, Suite 330
Toronto, Ontario M5J 2T3
Tel:  416.359.8555
Fax:  416.359.8596

TRANSFER AGENT
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
Tel:  416.643.5500 / 800.387.0825
Fax:  416.643.5501
Web site: www.cibcmellon.com
E-mail: inquiries@cibcmellon.com

STOCK EXCHANGE LISTING

Series	Stock Times New Roman	Exchange	Record Date	Payment Date
Common units	BOX.UN	TSX	Last business day of each month	Fifteenth day of each month

SHAREHOLDER INFORMATION
Brookfield Office Properties Canada welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matthew Cherry, Director, Investor Relations at 416.359.8593 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results should be directed to Rael Diamond, Senior Vice President and Chief Financial Officer at 416.359.8571 or via e-mail at  rael.diamond@brookfield.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company's Transfer Agent, CIBC Mellon Trust, as listed above.

Brookfield Office Properties Canada
181 Bay Street, Suite 330
Toronto, Ontario M5J 2T3
Tel: 416.359.8555
Fax: 416.359.8596

www.brookfieldofficepropertiescanada.com